                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
           (RESTATED PURSUANT TO RULE 101(a)(2)(ii) OF REGULATION S-T)



                              IMPACT SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452913 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Dennis R. DeBroeck
                               Fenwick & West LLP
                              Two Palo Alto Square
                               Palo Alto, CA 94306
                                 (415) 494-0600
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 11, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           Exhibit Index is on Page 11

                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Istituto per Ricostruzione Industriale-IRI S.p.A
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,378,900
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,378,900
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,378,900
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.80%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Finmeccanica S.p.A.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,378,900
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,378,900
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,378,900
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.80%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Elsag Bailey Process Automation N.V.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            The Netherlands
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,378,900
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,378,900
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,378,900
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.80%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Elsag International N.V.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            The Netherlands
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,378,900
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,378,900
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,378,900
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.80%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Elsag Bailey, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

        This Restated Schedule 13D is filed by Istituto per la Ricostruzione Industriale - IRI S.p.A. ("IRI"), Finmeccanica S.p.A. ("Finmeccanica"), Elsag Bailey Process Automation N.V. ("EBPA"), Elsag International N.V. (formerly Elsag International B.V., "EINV") and Elsag Bailey, Inc. (successor to Bailey Controls Company, "EBI") (collectively, the "Reporting Persons"), in connection with the execution and delivery by EINV of a Stockholder Agreement, dated as of December 11, 1997, and related transactions with respect to EINV's shares of the common stock, no par value ("Common Stock"), of Impact Systems, Inc., a California corporation ("Impact"). This Restated Schedule 13D is filed pursuant to Rule 101(a)(2)(ii) of Regulation S-T and amends and restates the Schedule 13D filed by EINV, EBI and Predecessor Finmeccanica (as such term is defined in Amendment No. 3 to Schedule 13D) (the "Former Reporting Parties") on August 2, 1991, as previously amended by the Amendment No. 1 to Schedule 13D filed by the Former Reporting Parties on December 19, 1991, Amendment No. 2 to Schedule 13D filed by the Former Reporting Parties on September 30, 1992, Amendment No. 3 to
Schedule 13D filed by ENVI, EBI and Finmeccanica on October 30, 1992 and Amendment No. 4 to Schedule 13D filed by EINV, EBI, Finmeccanica and IRI on October 18, 1993. This Restated Schedule 13D constitutes the final filing by EBI and the initial filing by EBPA.

ITEM 1.        SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock of Impact. The principal executive offices of Impact are located at 1075 E. Brokaw Rd., San Jose, California 95131.

ITEM 2.        IDENTITY AND BACKGROUND.

        This statement is filed in connection with the ownership of shares of Common Stock of Impact by EINV. EINV is controlled by EBPA, which in turn is controlled by Finmeccanica, which in turn is controlled by IRI. EBI, which is controlled by EINV, formerly owned shares of Common Stock of Impact, which were transferred to EINV on November 30, 1993. The Reporting Persons may be regarded as a "group" within the meaning of Rule 13d-5 adopted under the Securities and Exchange Act of 1934.

        EBI, a corporation organized in the State of Delaware, is involved in the design, manufacture and sale of distributed process control systems. The address EBI's principal business is 29801 Euclid Avenue, Wickliffe, Ohio 44092, and the address of EBI's principal office is 375 Park Avenue, New York, New York 10151. EBI is a wholly-owned subsidiary of EINV.

        EINV, a corporation organized in the Netherlands, is involved in the acquisition and licensing of technology. The address of EINV's principal business and principal office is Hoekenroden 6, P.O. Box 1469, 1000 BL, Amsterdam, the Netherlands. EINV is a wholly-owned subsidiary of EBPA.

        EBPA, a corporation organized in The Netherlands, is a manufacturer and supplier of process automation technologies. The address of EBPA's principal place of business is Schiphol Blvd. 157, 1118 BG Luchthaven Schiphol, The Netherlands. Sixty-one percent of EBPA is owned by Finmeccanica.

        Finmeccanica, a corporation organized under the laws of Italy, acts as a holding company for companies that principally operate in the following areas:
(i) aeronautical, defense systems, space systems and component manufacturing;
(ii) industrial automation systems and industrial plant engineering; (iv) rail transportation systems and components; (v) electronic systems and components; and (vi) securities and portfolio management. Finmeccanica is controlled by IRI. The principal offices of Finmeccanica are located at Viale Maresciallo Pilsudski, 92, 00197 Rome, Italy.

        IRI is a joint stock company whose shares are held by the Ministry of the Treasury of the Republic of Italy which, through holding companies, holds interests in a broad range of activities that can be grouped as follows: (a) the manufacturing of steel, diesel engines, ships and telecommunications systems and
(b) providing services, including telecommunications, radio and television, shipping, air transport, banking, data processing, land development and environmental protection. The principal offices of IRI are located at Via V. Veneto, 89, Rome, Italy.

        The attached Schedule I is a list of each executive officer and director of each of the Reporting Persons. During the last five years, none of the Reporting Persons nor any of the individuals listed in Schedule I has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        EINV used $1,000,000 in working capital to purchase 1,000,000 shares of Common Stock on July 25, 1991. EBI used $38,520.50 in working capital to purchase 50,000 shares of Common Stock on July 25, 1991. EINV used $1,000,000 in working capital to purchase 1,000,000 shares of Common Stock on December 11, 1991. EINV used $268,250 in working capital to purchase the 290,000 shares of Common Stock reported on October 1, 1992. EINV used $23,125 in working capital to purchase the 25,000 shares of Common Stock reported on November 2, 1992. EINV used $12,995 in working capital to purchase the 13,900 shares of Common Stock reported on October 18, 1993. EBI transferred its 50,000 shares of Common Stock to EINV on November 30, 1993. No amount of any of the acquisition costs of the Common Stock were paid with funds borrowed or otherwise obtained from other sources.

ITEM 4.        PURPOSE OF TRANSACTION.

        All of the shares of Common Stock acquired by EBI and EINV were acquired for investment. The shares of Common Stock were acquired by EBI and EINV in connection with the Common Stock Purchase Agreement, dated July 25, 1991 (the "Common Stock Purchase Agreement"), between EINV and Impact, pursuant to which EINV was granted certain contractual rights and limitations, including EINV's agreement not to increase its ownership of Impact's voting securities beyond 25%.

        On December 11, 1997, Voith Sulzer Paper Technology North America, Inc. ("Voith") and Voith Sulzer Acquisition Corp., a wholly-owned subsidiary of Voith (the "Purchaser"), and Impact entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which the Purchaser will commence a cash tender offer to purchase all of the outstanding Common Stock for $2.75 per share (the "Offer") and pursuant to which, subject to certain conditions precedent, the Purchaser will be merged with and into Impact (the "Merger"). Also on December 11, 1997, Voith, the Purchaser and EINV entered into a Stockholder Agreement (the "Stockholder Agreement") under which EINV agreed, among other things, to tender, and not to withdraw, all the Common Stock owned by EINV (the "EINV Stock") pursuant to and in accordance with the terms of the Offer.

        The Stockholder Agreement provides that if the Merger Agreement is terminated under certain circumstances, the Purchaser shall have the option (the "Option") to purchase the EINV Stock, for a period of 90 days thereafter, at the tender offer price. The Option would become exercisable upon termination of the Merger Agreement, in accordance with its terms, in connection with (i) the termination or withdrawal of the Offer in accordance with its terms without any Common Stock being purchased thereunder; (ii) Impact's entering into an agreement with a third party with respect to a superior acquisition proposal and paying certain required fees to Voith; (iii) Impact's breach of the Merger Agreement; (iv) Impact's Board of Directors withdrawing its approval of the Merger Agreement, or recommending an alternative acquisition transaction, or
(iv) the failure of any shares to be purchased in the Offer on or before April 30, 1998. In the event that the Option is exercised, EINV would be entitled to receive, upon any subsequent disposition, transfer or sale of the EINV Stock (a "Sale") during the term of the Stockholder Agreement, an amount in cash equal to 50% of the difference between the net proceeds received in such Sale and the option exercise price.

        In the Stockholder Agreement, the Stockholder agreed that it would at any meeting of the stockholders of Impact, or in connection with any written consent of the stockholders of Impact, vote the stock (i) in favor of the Merger, the execution and delivery by Impact of the Merger Agreement and the related stock option agreement among the Purchaser, Voith and Impact (the "Stock Option Agreement") and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement and any actions required in furtherance thereof and hereof; and (ii) against any proposal relating to an acquisition transaction other than the Merger (an "Acquisition Transaction") and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Impact under the Merger Agreement or the Stock Option Agreement or which would result in any of the conditions to the consummation of the Offer or the Merger set forth in the Merger Agreement not being fulfilled.

        The Stockholder has agreed that, except as contemplated by the Stockholder Agreement, it shall not (i) transfer, or consent to the transfer of, any or all of the EINV Stock or any interest therein, (ii) enter into any contract, option, or other agreement or understanding with respect to any transfer of any or all of the EINV Stock or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the EINV Stock, (iv) deposit the EINV Stock into a voting trust or enter into a voting agreement or arrangement with respect to the EINV Stock or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the Merger Agreement.

        In addition, in the Stockholder Agreement, EINV granted an irrevocable proxy to Voith, and certain of its officers and directors, to vote the EINV Stock, or grant a consent or approval in respect of the EINV Stock, in favor of the various transactions contemplated by the Merger Agreement and the Stock Option Agreement and against any proposal relating to an Acquisition Transaction.

        The covenants, agreements and proxy contained in the Stockholder Agreement terminate on the earlier of (i) the effective time of the Merger, (ii) December 11, 1998 and (iii) the termination of the Merger Agreement under certain circumstances (which would not include those circumstances under which the Option would become exercisable as described above).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a)    As of the date of this statement, EBI owns no shares of Common
               Stock.

               As of the date of this statement, EINV owns 2,378,900 shares or approximately 22.80% of the outstanding shares of Common Stock based upon approximately 10,435,000 shares of Common Stock outstanding on December 10, 1997.

               As of the date of this statement, EBPA may be deemed to own approximately 22.80% of the outstanding shares of Common Stock based upon approximately 10,435,000 shares of Common Stock outstanding on December 10, 1997.

               As of the date of this statement, Finmeccanica may be deemed to own approximately 22.80% of the outstanding shares of Common Stock based upon approximately 10,435,000 shares of Common Stock outstanding on December 10, 1997.

               As of the date of this statement, IRI may be deemed to own approximately 22.80% of the outstanding shares of Common Stock based upon approximately 10,435,000 shares of Common Stock outstanding on December 10, 1997.

        (b) Because EINV may be deemed to be controlled by EBPA, which in turn is controlled by Finmeccanica, which in turn is controlled by IRI, EBPA, Finmeccanica and IRI may be deemed to share the voting and investment power with respect to the shares of Common Stock owned by EINV.

        (c) Except as set forth herein, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

        (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons on the date of this statement.

        (e) On November 30, 1993, EBI ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The description of the Common Stock Purchase Agreement, the Merger Agreement and the Stockholder Agreement set forth in Item 4 are incorporated herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1 Joint Filing Agreement, dated as December 17, 1997, among the Reporting Persons.

   Exhibit 2 Common Stock Purchase Agreement, dated July 25, 1991, between EINV and Impact. (Incorporated by reference to Schedule 13D, filed August 2, 1991; not restated electronically pursuant to Rule 101(a)(2)(ii) of Regulation S-T.)

   Exhibit 3 Stockholder Agreement, dated as of December 11, 1997, among Voith, Purchaser and EINV.

   Exhibit 4 Agreement and Plan of Reorganization, dated as of December 11, 1997, among Voith, Purchaser and Impact.

   Exhibit 5 Power of Attorney appointing Mark V. Santo and George W. Hawk, Jr. attorney-in-fact of EINV.

   Exhibit 6 Power of Attorney appointing Mark V. Santo and George W. Hawk, Jr. attorney-in-fact of EBPA.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997


                                            ELSAG BAILEY, INC.


                                            /s/George W. Hawk, Jr.
                                            ------------------------------------
                                            George W. Hawk, Jr.
                                            Assistant Secretary


                                            ELSAG INTERNATIONAL N.V.


                                            /s/George W. Hawk, Jr.
                                            ------------------------------------
                                            George W. Hawk, Jr.
                                            Attorney-in-Fact


                                            ELSAG BAILEY PROCESS AUTOMATION N.V.


                                            /s/George W. Hawk, Jr.
                                            ------------------------------------
                                            George W. Hawk, Jr.
                                            Attorney-in-Fact


                                            FINMECCANICA S.P.A.


                                             By:
                                               ---------------------------------
                                             Name:
                                               ---------------------------------
                                             Title:
                                               ---------------------------------

                                             ISTITUTO PER LA RICOSTRUZIONE
                                             INDUSTRIALE - IRI S.P.A.


                                             By:
                                               ---------------------------------
                                             Name:
                                               ---------------------------------
                                             Title:
                                               ---------------------------------

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

             ISTITUTO PER LA RICOSTRUZIONE INDUSTRIALE-I.R.I. S.P.A.


BOARD OF DIRECTORS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
------------------     ------------------------     ----------------------------    ------------
Chairman               Gian Maria GROS-PIETRO       same                              Italian
                       IRI - Via V. Veneto, 89
                       Rome, Italy

Director               Piero BARUCCI - IRI          University Professor              Italian

Director               Patrizio BIANCHI - IRI       University Professor              Italian

Director               Mario DRAGHI - IRI           General Manager, Ministry of      Italian
                                                    the Treasury, Italy

Director               Piero GNUDI - IRI            Business Consultant               Italian

Director               Robert TANA - IRI            Independent Professional          Italian

Director               Alberto TRIPI - IRI          President, Municipal Enterprise   Italian
                                                    "Centrale del Latte," Rome,
                                                    Italy

EXECUTIVE OFFICERS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
------------------     --------------------------   ----------------------------    ------------
Chairman               Gian Maria GROS-PIETRO-IRI   same                            Italian

(Officiating)          Pietro CIUCCI - IRI          same                            Italian
General Manager


                                                                      Schedule I
                                                                          Page 2


                        FINMECCANICA - SOCIETA PER AZIONI

BOARD OF DIRECTORS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------------       ----------------------------   ------------

Chairman               Sergio CARBONE               Attorney; Professor of          Italian
                       Finmeccanica Spa             International Law, Genova
                                                    University, Italy

Vice-Chairman          Alberto LINA                 same                            Italian
Chief Executive        Finmeccanica Spa
Officer

Director               Pietro CIUCCI                Chief Operating Officer, IRI    Italian
                       Finmeccanica Spa

Director               Alberto CORRIAS              Senior Vice-President, IRI      Italian
                       Finmeccanica Spa

Director               Vincenzo DETTORI             Senior Vice-President, IRI      Italian
                       Finmeccanica Spa

Director               Gaetano GOLINELLI            Professor, Rome University,     Italian
                       Finmeccanica Spa             Italy

Director               Maurizio MARCHETTI           First Vice President, IRI       Italian
                       Finmeccanica Spa

Director               Paolo MAZZOTTA               Senior Vice President, BNL,     Italian
                       Finmeccanica Spa             Rome, Italy

Director               Maurizio PRATO               Senior Vice President, IRI      Italian
                       Finmeccanica Spa

Director               Pier Francesco SAVIOTTI      Senior Vice President, Banca    Italian
                       Finmeccanica Spa             Commerciale Italiana Spa

Director               Gianfranco ZANDA             Professor, Rome University,     Italian
                       Finmeccanica Spa             Italy


                                                                      Schedule I
                                                                          Page 3


                        FINMECCANICA - SOCIETA PER AZIONI

EXECUTIVE OFFICERS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   -----------------------     ------------------------------   ------------
Chairman               Sergio CARBONE               Attorney; Professor of          Italian
                       Finmeccanica Spa             International Law, Genova
                                                    University, Italy

Vice-Chairman          Alberto LINO                 same                            Italian
Chief Executive        Finmeccanica Spa
Officer

Senior Vice            Angelo AIRAGHI               same                            Italian
President, Business    Finmeccanica Spa
Development

Senior Vice            Giancario BATTISTA           same                            Italian
President, Corporate   Finmeccanica Spa
Communications
and International
Affairs

Senior Vice            Giuseppe BONO                same                            Italian
President, Planning    Finmeccanica Spa
and Control and Finance

Secretary and          Franco CASTRONUOVO           same                            Italian
General Counsel        Finmeccanica Spa

Senior Vice            Alberto DE BENEDICTIS        same                            Italian
President, Strategic   Finmeccanica Spa
Finance

Senior Vice            Giuseppe MEDUSA              same                            Italian
President Human        Finmeccanica Spa
Resources


                                                                      Schedule I
                                                                          Page 4

                      ELSAG BAILEY PROCESS AUTOMATION N.V.

SUPERVISORY BOARD:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
------------------     ------------------------     ----------------------------   ------------
Chairman               Enrico ALBARETO              Chief Executive Officer         Italian
                       EBPA                         Elsag Bailey Group

Member                 Bruno MUSSO                  President of Ansaldo,           Italian
                       EBPA                         a division of Finmeccanica

Member                 Giuseppe BONO                Senior Vice President           Italian
                       EBPA                         Finmeccanica

Member                 Alberto ROSANIA              First Vice President Strategic  Italian
                       EBPA                         Finance, Finmeccanica

Vice Chairman          T. Kevin DUNNIGAN            Chairman and Chief Executive    U.S.
                       EBPA                         Officer
                                                    Thomas & Betts Corporation

Member                 Josef FELDER                 H&B GmbH & Co. KG               German
                       EBPA

BOARD OF MANAGEMENT:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------             ----------------------------    -----------

Managing Director;      Vincenzo CANNATELLI          same                            Italian
Chief Executive Officer EBPA


                                                                      Schedule I
                                                                          Page 5



                      ELSAG BAILEY PROCESS AUTOMATION N.V.

EXECUTIVE COMMITTEE:
--------------------
Group Executive        M.N. ZAHARNA                 same                            U.S.
Vice President & Chief EBPA
Operating Officer

Group Executive        Antonio CAVO                 same                            Italian
Vice                   EBPA
President

Group Vice             Wolf KLINZ                   Chief Executive Officer         German
President,             EBPA                         H&B GmbH & Co. KG
Central/Eastern Europe

Area Vice President,   Robert SOVIK                 same                            U.S.
South Asia             EBPA

Area Vice President,   Jack SATTERFIELD             same                            U.S.
North Asia             EBPA

Area Vice President,   Pierre LERETZ                same                            French
Middle East            EBPA

Area Vice President,   Livio GALLO                  same                            Italian
Western Europe         EBPA

Area Vice President,   Knut ANDERSEN                same                            Norwegian
Northern Europe        EBPA

Group Vice             Uwe ALWARDT                  same                            German
President,             EBPA
Instrumentation
S.B.U.

Group Vice             Garry VAIL                   President and Managing Director,Canadian
President, Analytics   EBPA                         Bomen, Inc.
S.B.U.

Group Vice             Hartmutt WUTTIG              same                            German
President, Systems     EBPA


                                                                      Schedule I
                                                                          Page 6



                            ELSAG INTERNATIONAL N.V.

BOARD OF DIRECTORS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------             ----------------------------    -----------
Managing               Antonio CAVO                 Executive Vice President -      Italian
Director A             Elsag International N.V.     Planning, Finance & Control,
                                                    Elsag Bailey Company, division
                                                    of Finmeccanica

Managing               Franco DE BENEDETTI                                          Italian
Director A             Elsag International N.V.

Managing               ABN AMRO Trust               Dutch Bank                      Netherlands
Director B             Elsag International N.V.


EXECUTIVE OFFICERS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------             ----------------------------    -----------
None


                                                                      Schedule I
                                                                          Page 7


                               ELSAG BAILEY, INC.

BOARD OF DIRECTORS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------             ----------------------------    -----------
Director and Managing  Vincenzo CANNETELLI          Chief Executive Officer,        Italian
Director               EBI                          EBI

Director               M.N. ZAHARNA                 Group Executive Vice President  U.S.
                       EBI                          and Chief Operating Officer,
                                                    EBI

Director               David NORGARD                Group Vice President, Human     U.S.
                       EBI                          Resources, EBI

Director               Mark SANTO                   Group Vice President and        U.S.
                       EBI                          General Counsel,
                                                    EBI


                                                                      Schedule I
                                                                          Page 8



                               ELSAG BAILEY, INC.

EXECUTIVE OFFICERS:
TITLE                  NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION    CITIZENSHIP
--------------------   ----------------             ----------------------------    -----------

Managing Director and  Vincenzo CANNATELLI          same                            Italian
Chief Executive Officer EBI

Group Executive        M.N. ZAHARNA                 same                            U.S.
Vice President and     EBI
Chief Operating Officer

Group Vice             David NORGARD                same                            U.S.
President, Human       EBI
Resources

Group Vice President   Mark V. SANTO                same                            U.S.
and General Counsel    EBI

President and Chief    Donald ANTHONY               same                            U.S.
Operating Officer      EBI

Area Controller        Hedwig NELSON                same                            U.S.
                       EBI

Assistant Secretary    George HAWK                  same                            U.S.
                       EBI


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the restated statement on Schedule 13D, dated December 17, 1997, with respect to the Common Stock of Impact Systems, Inc. is, and any amendments thereto, signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d)-1(f) under the Securities and Exchange Act of 1934.

Date: December 17, 1997                     ELSAG INTERNATIONAL N.V.

                                            By:/s/George W. Hawk, Jr.
                                               ---------------------------------
                                            Name:  George W. Hawk, Jr.
                                                 -------------------------------
                                            Title:  Attorney-in-Fact
                                                 ------------------------------

                                            ELSAG BAILEY, INC.

                                            By:/s/George W. Hawk, Jr.
                                               ---------------------------------
                                            Name:  George W. Hawk, Jr.
                                                 -------------------------------
                                            Title:  Assistant Secretary
                                                 -------------------------------

                                            FINMECCANICA S.p.A.

                                            By:
                                               ---------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                 -------------------------------

                                            ISTITUTO PER LA RICOSTRUZIONE
                                            INDUSTRIALE - IRI S.p.A.

                                            By:
                                               ---------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

                                            ELSAG BAILEY PROCESS AUTOMATION N.V.

                                            By:/s/George W. Hawk, Jr.
                                               ---------------------------------
                                            Name:  George W. Hawk, Jr.
                                                 ------------------------------
                                            Title:  Attorney-in-Fact
                                                  -----------------------------

                                                                       EXHIBIT 3

                              STOCKHOLDER AGREEMENT


               AGREEMENT, dated December 11, 1997, among Voith Sulzer Paper Technology North America Inc., a Delaware corporation ("Parent"), Voith Sulzer Acquisition Corp., a California corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and Elsag International N.V. (the "Stockholder").

                              W I T N E S S E T H :

               WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Purchaser and Impact Systems, Inc., a California corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which the Purchaser will be merged with and into the Company (the "Merger"); and

               WHEREAS, in furtherance of the Merger, Parent and the Company desire that as soon as practicable (and not later than five business days) after the announcement of the execution of the Merger Agreement, the Purchaser shall commence a cash tender offer (the "Offer") to purchase at the Offer Price all outstanding shares of Common Stock (each as defined in Section 1 hereof), including all of the Securities (as defined in Section 2 hereof) beneficially owned by the Stockholder; and

               WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement.

               NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

               1.     Definitions.  For purposes of this Agreement:

                      (a) "Beneficially Owned" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person (as hereinafter defined) shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

                      (b) "Common Stock" shall mean the Common Stock, no par value,

                                                                       EXHIBIT 3
                                                                          Page 2

of the Company.

                      (c) "Offer Price" shall mean cash in the amount of $2.75 per share of Common Stock or, if greater, the price per share paid by the Purchaser in the Offer.

                      (d) "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

                      (e) Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

               2.     Tender of Shares.

                      (a) In order to induce Parent and the Purchaser to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer pursuant to Section
1.01 of the Merger Agreement and Rule 14d-2 under the Exchange Act, the number of shares of Common Stock set forth opposite the Stockholder's name on Schedule I hereto (the "Existing Securities", and together with any shares of Common Stock acquired by the Stockholder in any capacity after the date hereof and prior to the termination of this Agreement by means of purchase, dividend, distribution, exercise of options or other rights to acquire Common Stock or in any other way, the "Securities"), all of which are Beneficially Owned by the Stockholder. The Stockholder hereby acknowledges and agrees that Parent's and the Purchaser's obligation to accept for payment and pay for the Securities in the Offer, including the Securities Beneficially Owned by the Stockholder, is subject to the terms and conditions of the Offer.

                      (b) The Stockholder hereby permits Parent and the Purchaser to publish and disclose in the Offer Documents and, if approval of the Company's stockholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Securities and the nature of its commitments, arrangements and understandings under this Agreement; provided that the Stockholder shall have a right to review and comment on such disclosure a reasonable time before it is publicly disclosed.

               3.     Option.

                      (a) In order to induce Parent and the Purchaser to enter into the Merger Agreement, the Stockholder hereby grants to Purchaser an irrevocable option (a "Securities Option") to purchase the Securities (the "Option Securities") at the Offer Price (the "Purchase Price"). If (i) the Merger Agreement is terminated in accordance with Section

                                                                       EXHIBIT 3
                                                                          Page 3


8.01(c), 8.01(e)(ii), 8.01(f) or 8.01(g) thereof, or (ii) the Merger Agreement is terminated in accordance with Section 8.01(b)(ii) thereof and (x) the Stockholder shall have breached the agreements set forth in Section 2(a) hereof or (y) at the time of such termination the Minimum Condition shall not have been satisfied, the Securities Option shall, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable in whole but not in part until the date which is 90 days after the date of the occurrence of such event (the "90 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), required for the purchase of the Securities upon such exercise shall have expired or been waived and any other conditions under the other Antitrust Laws shall have been satisfied and (ii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Securities Option pursuant to this Agreement; provided that if (i) all HSR Act waiting periods shall not have expired or been waived or the conditions under the other Antitrust Laws shall not have been satisfied or (ii) there shall be in effect any such injunction or order, in each case on the expiration of the 90 Day Period, the 90 Day Period shall be extended until five (5) business days after the later of (A) the later of the date of expiration or waiver of all HSR Act waiting periods or the date on which the applicable conditions under the other Antitrust Laws have been satisfied, and (B) the date of removal or lifting of such injunction or order. In the event that the Purchaser wishes to exercise the Securities Option, the Purchaser shall send a written notice (the "Notice") to the Stockholder identifying the place and date (not less than two (2) nor more than ten (10) business days from the date of the Notice) for the closing of such purchase.

                      (b) In the event the Option Securities are acquired by the Purchaser pursuant to the exercise of the Securities Option (the "Acquired Securities"), the Stockholder shall be entitled to receive, and the Purchaser shall promptly pay to the Stockholder, upon any subsequent disposition, transfer or sale ("Sale") of the Acquired Securities during the term of this Agreement an amount per share in cash equal to 50% of the difference between the net proceeds received per share in the Sale and the Purchase Price. The Purchaser shall only effect any Sale in an arms' length bona fide transaction to an unaffiliated third party.

               4.     Additional Agreements.

                      (a) Voting Agreement. The Stockholder shall, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, vote (or cause to be voted) all Securities then held of record or Beneficially Owned by the Stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the Stock Option Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stock Option Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any proposal relating to an Acquisition Transaction and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation

                                                                       EXHIBIT 3
                                                                          Page 4


or agreement of the Company under the Merger Agreement or the Stock Option Agreement or which would result in any of the conditions set forth in Annex I to the Merger Agreement or set forth in Article VII of the Merger Agreement not being fulfilled.

                      (b) No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge (other than a pledge which does not impair the Stockholder's ability to perform under this Agreement) or other disposition), or consent to any transfer of, any or all of the Securities or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Securities or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Securities, (iv) deposit the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement or the Stock Option Agreement (including, without limitation, any action that would cause the Merger to be subject to Section 1101 of the GCL).

                      (c)    Grant of Irrevocable Proxy; Appointment or Proxy.

                             (i)    The Stockholder hereby irrevocably grants
to, and appoints, Parent and Ray Hall and Paul Bouthilet, or either of them, in their respective capacities as officers or directors of Parent, and any individual who shall hereafter succeed to any such office or directorship of Parent, and each of them individually, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in favor of the various transactions contemplated by the Merger Agreement and the Stock Option Agreement (the "Transactions") and against any proposal relating to an Acquisition Transaction.

                             (ii) The Stockholder represents that any proxies
heretofore given in respect of the Stockholder's Securities are not irrevocable, and that any such proxies are hereby revoked.

                             (iii) The Stockholder understands and acknowledges
that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4(c) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be

                                                                       EXHIBIT 3
                                                                          Page 5

irrevocable in accordance with the provisions of Section 705 of the GCL. A legend reflecting the foregoing irrevocable proxy shall be placed on the certificate or certificate representing the Securities.

                      (d) No Solicitation. The Stockholder hereby agrees, in the capacity as a stockholder of the Company, that neither the Stockholder nor any affiliates, representatives or agents shall (and, if the Stockholder is a corporation, partnership, trust or other entity, the Stockholder shall cause its officers, directors, partners, and employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, the Purchaser or any of their respective affiliates or representatives) concerning any proposal relating to an Acquisition Transaction. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any proposal relating to an Acquisition Transaction. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Stockholder in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such Acquisition Transaction. Any action taken by the Company or any member of the Board of Directors of the Company in accordance with Section 6.07 of the Merger Agreement shall be deemed not to violate this Section 4(d).

                      (e) Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

                      (f) Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have.

               5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Purchaser as follows:

                      (a) Ownership of Securities. The Stockholder is the record and Beneficial Owner of the Existing Securities, as set forth on Schedule
I. On the date hereof, the Existing Securities constitute all of the Securities owned of record or Beneficially Owned by the Stockholder. The Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2, 3 and 4 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in

                                                                       EXHIBIT 3
                                                                          Page 6


this Agreement, in each case with respect to all of the Existing Securities with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

                      (b) Power; Binding Agreement. The Stockholder has the power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee, or any party to any other agreement or arrangement, whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

                      (c) No Conflicts. Except for filings under the HSR Act, other applicable Antitrust Laws and the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby and the compliance by the Stockholder with the provisions hereof and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof, except in cases in which any conflict, breach, default or violation described below would not interfere with the ability of such Stockholder to perform such Stockholder's obligations hereunder, shall (A) conflict with or result in any breach of any organizational documents applicable to the Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of such Stockholder's properties or assets.

                      (d) No Liens. Except as permitted by this Agreement, the Existing Securities and the certificates representing such securities are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all Liens, proxies, voting trusts or agreements,

                                                                       EXHIBIT 3
                                                                          Page 7

understandings or arrangements or any other rights whatsoever, except for any such Liens or proxies arising hereunder.

                      (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

                      (f) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing the Purchaser to enter into, the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

               6. Representations and Warranties of Parent and the Purchaser. Each of Parent and the Purchaser hereby represents and warrants to the Stockholder as follows:

                      (a) Power; Binding Agreement. Parent and the Purchaser each has the corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by each of Parent and the Purchaser will not violate any other agreement to which either of them is a party. This Agreement has been duly and validly executed and delivered by each of Parent and the Purchaser and constitutes a valid and binding agreement of each of Parent and the Purchaser, enforceable against each of Parent and the Purchaser in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

                      (b) No Conflicts. Except for filings under the HSR Act, other applicable Antitrust Laws and the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by each of Parent and the Purchaser, the consummation by each of Parent and the Purchaser of the transactions contemplated hereby and the compliance by Parent and the Purchaser with the provisions hereof and (ii) none of the execution and delivery of this Agreement by each of Parent and the Purchaser, the consummation by each of Parent and the Purchaser of the transactions contemplated hereby or compliance by each of Parent and the Purchaser with any of the provisions hereof, except in cases in which any conflict, breach, default or violation described below would not interfere with the ability of Parent or the Purchaser to perform their respective obligations hereunder, shall (A) conflict with or result in any breach of any organizational documents applicable to either of Parent or the Purchaser, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which either of Parent or the Purchaser is a party or by which either of Parent or the Purchaser or any of their properties or

                                                                       EXHIBIT 3
                                                                          Page 8

assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to either of Parent or the Purchaser or any of their properties or assets.

               7. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

               8. Stop Transfer. The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Securities" shall refer to and include the Securities as well as all such stock dividends and distributions and any shares into which or for which any and all of the Securities may be changed or exchanged.

               9. Termination. The covenants, agreements and proxy contained herein with respect to the Securities shall terminate upon the earlier of (a) the Effective Time, (b) the first anniversary of the date hereof, or (c) the termination of the Merger Agreement pursuant to Section 8.01(a), 8.01(b)(i), 8.01(b)(iii), 8.01(d) or 8.01(e)(i) thereof.

               10. No Limitation. Nothing in this Agreement shall be construed to prohibit any officer or affiliate of the Stockholder who is or has designated a member of the Board of Directors of the Company from taking any action solely in his capacity as a member of the Board of Directors of the Company or from exercising his fiduciary duties as a member of such Board of Directors.

               11.    Miscellaneous.

                      (a) Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                      (b) Binding Agreement. This Agreement and the obligations hereunder shall attach to the Securities and shall be binding upon any person or entity to which legal or beneficial ownership of the Securities shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder's administrators or successors. Notwithstanding any transfer of Securities, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

                                                                       EXHIBIT 3
                                                                          Page 9

                      (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the Stockholder or Parent and the Purchaser, as the case may be, provided that Parent or the Purchaser may assign, in its respective sole discretion, its rights and obligations hereunder to any direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or the Purchaser of its obligations hereunder if such assignee does not perform such obligations.

                      (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

                      (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

                      If to the Stockholder:
                      c/o Elsag Bailey International N.V.
                          29801 Euclid Avenue
                          Wyckliffe, Ohio 44092

                      Attention:  Mark Santo
                      Telephone No.:  (216) 585-8651
                      Telecopy No.:   (216) 585-8821


                      Copy to:

                      Fenwick & West LLP
                      Two Palo Alto Square
                      Palo Alto, California  94304

                      Attention:  David K. Michaels
                      Telephone No.:  (415) 494-0600
                      Telecopy No.:   (415) 494-1417

                      If to Parent
                      or the Purchaser:

                                                                       EXHIBIT 3
                                                                         Page 10


                      Voith Sulzer Paper Technology North America Inc. 2200 N. Roemer Road
                      Appleton, Wisconsin  54913
                      Attention:  Paul Bouthilet
                      Telephone No.:  (920) 731-0769
                      Telecopy No.:   (920) 731-7409

                      Copy to:

                      Foley & Lardner
                      777 East Wisconsin Avenue
                      Milwaukee, Wisconsin  53202
                      Attention:  Ralf R. Boer
                      Telephone No.:  (414) 271-2400
                      Telecopy No.:   (414) 297-4900

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                      (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Purchaser shall be deemed to be the owner, nor shall Parent or the Purchaser have the power to vote for the election of directors, with respect to some or all of the Securities for purposes of the California General Corporation Law until the purchase of, and payment for, such Securities is actually consummated. The rights of Parent and the Purchaser hereunder shall be limited as provided in the preceding sentence.

                      (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                                                                       EXHIBIT 3
                                                                         Page 11


                      (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                      (i) No Waiver. The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

                      (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

                      (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without giving effect to the principles of conflicts of law thereof.

                      (l) Waiver of Jury Trial. Each party hereto hereby waives any right to a trial by jury in connection with any action, suit or proceeding brought in connection with this Agreement.

                      (m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                      (n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

                                                                       EXHIBIT 3
                                                                        Page  12


               IN WITNESS WHEREOF, Parent, the Purchaser and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                    VOITH SULZER PAPER TECHNOLOGY
                                    NORTH AMERICA INC.


                                    By:    /s/ R. Ray Hall
                                       -----------------------------------------
                                    Name:  R. Ray Hall
                                         ---------------------------------------
                                    Title: Executive Vice President
                                          --------------------------------------

                                    By:    /s/ Paul Bouthilet
                                       -----------------------------------------
                                    Name:  Paul Bouthilet
                                         ---------------------------------------
                                    Title: Secretary
                                          --------------------------------------


                                    VOITH SULZER ACQUISITION CORP.


                                    By:    /s/ R. Ray Hall
                                       -----------------------------------------
                                    Name:  R. Ray Hall
                                         ---------------------------------------
                                    Title: President
                                          --------------------------------------



                                    By:    /s/ Paul Bouthilet
                                       -----------------------------------------
                                    Name:  Paul Bouthilet
                                         ---------------------------------------
                                    Title: Secretary
                                          --------------------------------------

                                                                       EXHIBIT 3
                                                                        Page  13


                                    ELSAG INTERNATIONAL N.V.


                                    By:    /s/ Mark V. Santo
                                       -----------------------------------------
                                    Name:  Mark V. Santo
                                         ---------------------------------------
                                    Title: Group Vice President
                                          --------------------------------------

                                                                       EXHIBIT 3
                                                                        Page  14


                                   Schedule I


                                                   Number of Shares
                                                   of Common Stock
        Name of Stockholder                        Beneficially Owned
        -------------------                        ------------------
        Elsag International N.V.                         2,378,900

                                                                       EXHIBIT 4

EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated December 11, 1997 (this "Agreement"), by and among Voith Sulzer Paper Technology North America Inc., a Delaware company ("Parent"), Voith Sulzer Acquisition Corp., a California corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and Impact Systems, Inc., a California corporation (the "Company").

     WHEREAS, as a condition and inducement to Parent's willingness to enter into this Agreement, Parent has entered into Stockholder Agreements, dated the date hereof, with certain holders of capital stock of the Company (the "Stockholder Agreements"); and

     WHEREAS, the respective Boards of Directors of Parent, the Purchaser and the Company have approved the acquisition of the Company by the Purchaser on the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, in furtherance of such acquisition, Parent proposes to cause the Purchaser to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all of the issued and outstanding shares of common stock, no par value per share, of the Company (the "Common Shares" or "Shares") at a price per Common Share of $2.75 net to the seller in cash (such price, as it may hereafter be increased, the "Offer Price"); and

     WHEREAS, the Board of Directors of the Company has approved this Agreement, the Offer and the Merger (as hereinafter defined), has determined that the Offer and the Merger are fair and in the best interests of the Company's shareholders (the "Shareholders"), and is recommending that the Shareholders accept the Offer and tender all their Shares; and

     WHEREAS, the respective Boards of Directors of Parent, the Purchaser and the Company have approved the merger of the Purchaser with and into the Company, as set forth below (the "Merger"), in accordance with the General Corporation Law of the State of California (the "GCL") and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding Share not owned directly or indirectly by Parent, the Purchaser or the Company will be converted into the right to receive the Offer Price in cash; and

     WHEREAS, as a further inducement to Parent to enter into this Agreement, Parent, the Purchaser and the Company have entered into a Stock Option Agreement, dated the date hereof (the "Stock Option Agreement"), pursuant to which the Company has granted to the Purchaser an option to purchase newly issued Common Shares under certain circumstances; and

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Parent, the Purchaser and the Company agree as follows.

                                   ARTICLE I

                                   THE OFFER

     SECTION 1.01 The Offer.

     (a) So long as none of the events set forth in clauses (a) through (g) of Annex I hereto shall have occurred or exist, the Purchaser shall, and Parent shall cause the Purchaser to, commence (within the meaning of Rule 14d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as promptly as practicable after the date hereof, but in any event not later than December 18, 1997, the Offer for any and all outstanding Shares not owned by the Purchaser at the Offer Price applicable to such Shares, net to the seller in cash. The initial expiration date for the Offer shall be the twentieth business day from and after the date the Offer is commenced, including the date of commencement as the first business day in accordance with Rule 14d-2 under the Exchange Act (the "Initial Expiration Date"). As promptly as practicable, the Purchaser shall file with the Securities and Exchange Commission (the "SEC") the Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1" and together with the documents therein pursuant to which the Offer will be made, and with any supplements or amendments thereto, the "Offer Documents"), which shall contain (as an exhibit thereto) the Purchaser's Offer to Purchase (the "Offer to Purchase") which shall be mailed to the holders of Shares with respect to the Offer. The obligation of Parent and the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction or waiver of the conditions set forth in Annex I hereto. Without the prior written consent of the Company, the Purchaser shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer (except as otherwise set forth in Section 1.01(b) hereof), (iii) change the conditions set forth in Annex I, (iv) extend the expiration date of the Offer (except as required by applicable rules and regulations of the SEC and except that Purchaser may in its discretion extend the expiration date of the Offer for up to 10 business days after the Initial Expiration Date, and may extend the Offer thereafter for longer periods (not to exceed 90 calendar days from the date of commencement (unless, in the Company's sole discretion, the Company requests that the expiration date of the Offer be further extended, up to a maximum of 120 calendar days) from the date of commencement in the event that any condition to the Offer is not satisfied or waived) (v) impose additional conditions to the Offer, or (vi) amend any other term of the Offer in any manner adverse to the holders of any Shares.

     (b) Subject to the limitations set forth in clause (iv) of Section 1.01(a), in the event the Minimum Condition (as defined in Annex I) is not satisfied on any scheduled expiration date of the Offer, the Purchaser may either (i) extend the Offer pursuant to clause (iv) of the last sentence of Section 1.01(a) or
(ii) amend the Offer to provide that, in the event (x) the Minimum Condition is not satisfied at the next scheduled expiration date of the Offer (after giving pro forma effect to the potential issuance of any Common Shares issuable upon exercise of the Stock Option Agreement) and (y) the number of Common Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled expiration date is more than 50% of the then outstanding Common Shares, the Purchaser must waive the Minimum Condition and amend the Offer to reduce the number of Common Shares subject to the Offer to a number of Shares that when added to the Shares then owned by the Purchaser will equal 49.9999% of the Common Shares then outstanding (the "Revised Minimum Number") and, if a greater number of shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Common Shares (it being understood that the Purchaser may, but shall not in any event be required to, accept for payment, or pay for, any Common Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date).

     (c) Subject to the terms of the Offer and this Agreement and the satisfaction or waiver of all the conditions of the Offer set forth in Annex I hereto as of any expiration date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such expiration date of the Offer.

     (d) The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or the Purchaser with respect to information supplied by the Company in writing for inclusion in the Offer Documents. No representation, warranty or covenant is made or shall be made herein by the Company with respect to information contained in the Offer Documents other than information supplied by the Company in writing expressly for inclusion in the Offer Documents. Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and the Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Shareholders, in each case as and to the extent required by applicable federal securities laws. Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, agrees to give a reasonable opportunity to review and comment upon any Offer Document to be filed with the SEC prior to any such filing and to provide in writing any comments each may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

     SECTION 1.02 Company Actions.

     (a) The Company shall file with the SEC, simultaneously with the filing by Parent and Purchaser of the Schedule 14D-1, and mail to the holders of Shares a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, the "Schedule 14D-9"). The Schedule 14D-9 will set forth, and the Company hereby represents, that the Board of Directors of the Company, at a meeting duly called and held, has (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and the Shareholders, (ii) approved the Offer and the Merger in accordance with Section 1101 of the GCL and approved this Agreement and the Stock Option Agreement, and (iii) resolved to recommend acceptance of the Offer by the Shareholders; provided, however, that such recommendation may be withdrawn, modified or amended to the extent that the Board of Directors of the Company determines in good faith by a majority vote that it is necessary under applicable Law (as hereinafter defined) to do so in the exercise of its fiduciary duties to the Shareholders but only after receipt of written advice of the Company's outside legal counsel with respect to the fiduciary obligations of the Board of Directors.

     (b) The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or the Purchaser in writing for inclusion in the Schedule 14D-9. Each of the Company, on the one hand, and Parent and the Purchaser, on the other hand, agree promptly to correct any information provided by either of them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Shareholders, in each case as and to the extent required by applicable federal securities law.

     (c) In connection with the Offer, the Company will furnish the Purchaser with such information and assistance as the Purchaser or its agents or representatives may reasonably request in connection with communicating the Offer to the record and beneficial holders of the Shares, including, without limitation, its stockholders list, security position listings and non-objecting beneficial owners list, if any. Subject to the requirements of applicable Law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and the Purchaser and each of their affiliates, associates, partners, employees, agents and advisors shall hold in confidence the information contained in such stockholders list, security position listings and non-objecting beneficial owners list, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated in accordance with its terms, shall deliver promptly to the Company all copies of such information (and any copies, compilations or extracts thereof or based thereon) then in their possession or under their control.

     SECTION 1.03 Directors.

     (a) Subject to compliance with applicable Law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding, and the Company shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time (as defined in Section 2.02) the Board of Directors of the Company shall always have at least two members who are neither officers, directors, stockholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"); and provided further, however, that the Purchaser shall be entitled to designate a number of directors equal to or greater than 50% of the total number of directors only if the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer. If the number of directors who are not Purchaser Insiders is reduced below two for any reason prior to the Effective Time, then the remaining directors who are not Purchaser Insiders (or if there is only one director who is not a Purchaser Insider, the remaining director who is not a Purchaser Insider) shall be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, stockholder or designee of the Purchaser or any of its affiliates and who shall be a director not deemed to be a Purchaser Insider for all purposes of this Agreement.

     (b) The Company's obligation to appoint the Purchaser's designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.03 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.03. Parent will supply in writing any information with respect to itself and its officers, directors and affiliates required by such Section and Rule to the Company.

     (c) From and after the election or appointment of the Purchaser's designees pursuant to this Section 1.03 and prior to the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights hereunder, or any other action taken by the Board in connection with this Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders.

                                   ARTICLE II

                                   THE MERGER

     SECTION 2.01 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the GCL, at the Effective Time (as defined in Section 2.02) the Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

     SECTION 2.02 Effective Time; Closing. As soon as practicable after the satisfaction or waiver of the Second-Step Conditions set forth in Article VII hereof, the Company shall execute in the manner required by the GCL and file in the office of the Secretary of State of the State of California an agreement of merger together with an officer's certificate of the Company and the Purchaser, and the parties shall take such other and further actions as may be required by Law to make the Merger effective. The time the Merger becomes effective in accordance with applicable Law is referred to as the Effective Time. On the business day immediately preceding such filing, a closing shall be held at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, unless another date or place is agreed to in writing by the parties hereto, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

     SECTION 2.03 Effects of the Merger. The Merger shall have the effects set forth in Section 1107 of the GCL.

     SECTION 2.04 Articles of Incorporation and By-Laws of the Surviving Corporation.

     (a) The articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

     (b) The by-laws of the Company in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

     SECTION 2.05 Directors. Subject to applicable Law, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     SECTION 2.06 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     SECTION 2.07 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares (as defined in Section 3.01)) shall be converted into the right to receive in cash the Offer Price (the "Merger Price").

     SECTION 2.08 Conversion of Purchaser Common Stock. At the Effective Time, the shares of common stock, no par value, of the Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the number of validly issued, fully paid and nonassessable shares of common stock, no par value, of the Surviving Corporation equal to the number of Common Shares outstanding on a fully diluted basis immediately prior to the Effective Time.

     SECTION 2.09 Company Option Plans. The Company shall take all actions necessary so that, immediately prior to the Effective Time, (A) each outstanding option to purchase Common Shares (an "Option") granted under the Company's Discount Stock Option Plan, 1995 Incentive Stock Option Plan, 1985 Incentive Stock Option Plan and 1982 Incentive Stock Option Plan (collectively, the "Option Plans"), whether or not then exercisable or vested, shall become fully exercisable and vested, (B) each Option which is then outstanding shall be cancelled and (C) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, immediately following consummation of the Merger, the Company shall promptly pay to such holders of Options an amount in respect thereof equal to the product of (1) the excess of the Merger Price over the exercise price thereof and (2) the number of Common Shares subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing shall be subject to the obtaining of any necessary consents of holders of Options, it being agreed that the Company and Parent will use their commercially reasonable best efforts to obtain any such consents.

     SECTION 2.10 Shareholders' Meeting.

     (a) If required by the Company's articles of incorporation and/or applicable Law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable Law:

          (i) duly call, give notice of, convene and hold a special meeting of the Shareholders (the "Shareholders' Meeting") as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon this Agreement;

          (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger and this Agreement and use its commercially reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after the consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and, subject to compliance with SEC rules and regulations, to cause a definitive proxy statement (the "Proxy Statement") to be mailed to the Shareholders and (y) to obtain the necessary approvals of the Merger and this Agreement by the Shareholders; and

          (iii) subject to the fiduciary obligations of the Board of Directors of the Company under applicable Law, include in the Proxy Statement the recommendation of the Board of Directors of the Company that the Shareholders vote in favor of the approval of the Merger and the adoption of this Agreement.

     (b) Parent and the Purchaser will furnish to the Company the information relating to Parent and the Purchaser required under the Exchange Act and the rules and regulations thereunder to be set forth in the Proxy Statement.

     (c) Parent agrees that it will (i) vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of this Agreement and (ii) take or cause to be taken all additional corporate actions necessary for the Purchaser to adopt and approve this Agreement and the transactions contemplated hereby.

     SECTION 2.11 Merger Without Meeting of Shareholders. Notwithstanding
Section 2.10, in the event that Parent, the Purchaser or any other subsidiary of Parent shall have acquired at least 90% of the outstanding Shares pursuant to the Offer (including as a result of the exercise of the Stock Option Agreement) and prior transactions, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of Shareholders, in accordance with Section 1110 of the GCL.

     SECTION 2.12 Earliest Consummation. Each party hereto shall use its commercially reasonable best efforts to consummate the Merger as soon as practicable. If the conditions set forth in Annex I hereto are satisfied, or waived, the Purchaser shall consummate the Offer and accept for payment Shares tendered therein and thereafter effectuate the Merger.

                                  ARTICLE III

                     DISSENTING SHARES; PAYMENT FOR SHARES

     SECTION 3.01 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with
Section 1300 of the GCL, if such Section 1300 provides for appraisal rights for such Shares in the Merger ("Dissenting Shares"), shall not be converted into the right to receive the Merger Price as provided in Section 2.07, unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the GCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, then such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Price, if any, to which such holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to or settle or offer to settle, any such demands.

     SECTION 3.02 Payment for Shares.

     (a) Prior to the commencement of the Offer, Purchaser shall appoint a United States bank or trust company mutually acceptable to the Company and Parent to act as paying agent (the "Paying Agent") for the payment of the Offer Price and the Merger Price. Prior to the payment time thereof, Parent shall deposit or shall cause to be deposited with the Paying Agent in a separate fund established for the benefit of the holders of Shares, for payment in accordance with this Article III, through the Paying Agent (the "Payment Fund"), immediately available funds in amounts necessary to make the payments pursuant to the Offer, Section 2.07 and this Section 3.02 to holders (other than the Company or any subsidiary of the Company or Parent, Purchaser or any other subsidiary of Parent, or holders of Dissenting Shares). The Paying Agent shall pay the Offer Price and the Merger Price out of the Payment Fund.

     From time to time at or after the Effective Time, Parent shall take all lawful action necessary to make the appropriate cash payments, if any, to holders of Dissenting Shares. Prior to the Effective Time, Parent shall enter into appropriate commercial arrangements to ensure effectuation of the immediately preceding sentence. The Paying Agent shall invest the Payment Fund as directed by Parent or the Purchaser in obligations of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Services or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $1 billion, in each case with maturities not exceeding seven days. Parent shall cause the Payment Fund to be promptly replenished to the extent of any losses incurred as a result of the aforementioned investments. All earnings thereon shall inure to the benefit of the Surviving Corporation. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under Section 2.07 and this Section 3.02, Parent shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

     (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of certificates (the "Certificates") that immediately prior to the Effective Time represented Shares entitled to payment of the Merger Price pursuant to Section 2.07 (other than Certificates representing Dissenting Shares and Certificates representing Shares held by Parent or the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company) a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and instructions for use in surrendering such Certificates and receiving the aggregate Merger Price, in respect thereof. Upon the surrender of each such certificate and subject to applicable withholding, the Paying Agent shall pay the holder of such Certificate in respect of Shares, the Merger Price multiplied by the number of Shares formerly represented by such Certificate, and such Certificate shall forthwith be cancelled. Until so surrendered, each such Certificate (other than Certificates representing Dissenting Shares and Certificates representing Shares held by Parent or the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company) shall represent solely the right to receive the aggregate Merger Price relating thereto. No interest or dividends shall be paid or accrued on the Merger Price. If the Merger Price (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Shares is registered, it shall be a condition to such right to receive such Merger Price, as applicable, that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Certificates shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Price to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

     (c) Promptly following the date which is 270 days after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Price, without any interest or dividends thereon.

     (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares, which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Shares are presented to the Surviving Corporation or the

Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Merger Price relating thereto, as provided in this Article III, subject to applicable law in the case of Dissenting Shares.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and the Purchaser as follows (with such exceptions thereto as are set forth in the disclosure schedule delivered by the Company to Parent on the date hereof (the "Company Disclosure Statement")):

     SECTION 4.01 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Each of the Company's subsidiaries (the "Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company and each of the Subsidiaries has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failures to have such power or authority, or the failures to be so qualified, licensed or in good standing, individually, and in the aggregate, would not have a Material Adverse Effect on the Company. The term "Material Adverse Effect on the Company", as used in this Agreement, means any change in or effect on the business, results of operations, assets or condition (financial or otherwise) of the Company or any of the Subsidiaries that is materially adverse to the Company and the Subsidiaries taken as a whole.

     SECTION 4.02 Articles of Incorporation and By-Laws. The Company has heretofore made available to Parent and the Purchaser a complete and correct copy of the articles of incorporation and the by-laws, each as amended to the date hereof and a copy of which is set forth in Section 4.02 of the Company Disclosure Statement, of each of the Company and the Subsidiaries.

     SECTION 4.03 Capitalization. The authorized capital stock of the Company consists of 20,000,000 Common Shares and 2,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of the close of business on December 10, 1997, there were 10,511,576 Common Shares issued and no shares of Preferred Stock issued. The Company has no shares of capital stock reserved for issuance, except that, as of December 10, 1997, there were 1,201,102 Common Shares reserved for issuance pursuant to Options granted pursuant to the Option Plans. Since March 31, 1997, the Company has not issued any shares of capital stock except pursuant to the exercise of Options outstanding as of such date and in accordance with their terms. All the outstanding Common Shares are, and all Common Shares which may be issued pursuant to the exercise of outstanding Options and pursuant to the Stock Option Agreement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into Shares having such rights) ("Voting Debt") of the Company or any of the Subsidiaries issued and outstanding. Except as set forth in this Section 4.03 and except for the Merger and the Stock Option Agreement, there are no existing options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of the Subsidiaries, obligating the Company or any of the Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of the Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of the Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment. Except (i) as contemplated by the Merger contemplated by this Agreement, (ii) for the Company's obligations under the Option Plans and (iii) for the Company's obligations under the Stock Option Agreement, there are no outstanding contractual obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or the capital stock of the Company or any of the Subsidiaries. Each of the outstanding shares of capital stock of each of the Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and such shares of the Subsidiaries as are owned by the Company or by another Subsidiary are owned in each case free and clear of any lien, claim, option, charge, security interest, limitation, encumbrance and restriction of any kind (any of the foregoing being a "Lien").
Section 4.03 of the Company Disclosure Statement contains a complete list as of the date hereof of each Subsidiary and sets forth with respect to each of the Subsidiaries its name and jurisdiction of organization and, with respect to each Subsidiary that is not wholly-owned by the Company or another Subsidiary, the percentage of shares of capital stock or share capital owned by the Company or a Subsidiary. Except for the capital stock of the Subsidiaries or as set forth in
Section 4.03 of the Company Disclosure Statement, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited liability company, joint venture or other entity.

     SECTION 4.04 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby (other than, with respect to the Merger, the approval and adoption of the Merger and this Agreement by holders of the Shares to the extent required by the Company's articles of incorporation and by applicable Law). This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement and the Stock Option Agreement by Parent and the Purchaser, constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. The Board of Directors of the Company has, at a meeting of such Board duly held on December 11, 1997, approved and adopted this Agreement, the Stock Option Agreement, the Offer and the Merger and the other transactions contemplated hereby and thereby, determined that the Offer Price to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the holders of the Shares and recommends that the holders of Shares tender their Shares pursuant to the Offer.

     SECTION 4.05 No Conflict; Required Filings and Consents.

     (a) None of the execution and delivery of this Agreement or the Stock Option Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or thereby or the compliance by the Company with any of the provisions hereof or thereof will (i) conflict with or violate the articles of incorporation or by-laws of the Company or the comparable organizational documents of any of the Subsidiaries, (ii) conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or the Subsidiaries, or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any material benefit, or the creation of any Lien on any of the property or assets of the Company or any of the Subsidiaries (any of the foregoing referred to in clause (ii) or this clause (iii) being a "Violation") pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of their respective properties may be bound or affected, except in the case of the foregoing clauses (ii) or (iii) for any Violation which, individually and in the aggregate, would not have a Material Adverse Effect on the Company.

     (b) None of the execution and delivery of this Agreement or the Stock Option Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or thereby or the compliance by the Company with any of the provisions hereof or thereof will require any consent, waiver, approval, authorization or permit of, or registration or filing with or notification to (any of the foregoing being a "Consent"), any government or subdivision thereof, or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational (a "Governmental Entity"), except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of an agreement of merger together with an officer's certificate of the Company and the Purchaser pursuant to the GCL, (iii) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any requirements of any foreign or supranational Antitrust Laws (as hereinafter defined), (iv) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover Laws, and (v) Consents or filings the failure of which to obtain or make, individually and in the aggregate, would not have a Material Adverse Effect on the Company or materially adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement and the Stock Option Agreement.

     SECTION 4.06 SEC Reports and Financial Statements.

     (a) The Company has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements required to be filed by the Company with the SEC from March 31, 1997 until the date hereof (the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (b) The consolidated balance sheets as of March 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997 (including the related notes and schedules thereto) of the Company contained in the Company's Form 10-K for the year ended March 31, 1997 included in the SEC Reports present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

     (c) The consolidated balance sheets and the related statements of income and cash flows (including in each case the related notes thereto) of the Company contained in the Forms 10-Q for the periods ended June 30, 1997 and September 30, 1997 and included in the SEC Reports (collectively, the "Quarterly Financial Statements") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X. The Quarterly Financial Statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly and do present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company for all periods presented therein in conformity with GAAP applied on a consistent basis during the periods involved.

     (d) The Company and the Subsidiaries have no liabilities or obligations of any nature (whether absolute, accrued, contingent, unmatured, unaccrued, unliquidated, unasserted, conditional or otherwise) except for liabilities or obligations (i) reflected or reserved against on the balance sheet as of September 30, 1997 (including the notes thereto) included in the Quarterly Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since such date, or (iii) as set forth in Schedule
4.06 to the Company Disclosure Statement.

     SECTION 4.07 Information. None of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Schedule 14D-9, (iii) the Proxy Statement or (iv) any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement (the "Other Filings") will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to the Shareholders, at the time of the Shareholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or the Purchaser in writing specifically for inclusion in the Proxy Statement.

     SECTION 4.08 Tax Matters.

     (a) Provision For Taxes. The provision made for taxes on the balance sheet as of September 30, 1997, which balance sheet is included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Recent Balance Sheet"), is sufficient for the payment of all federal, state, foreign, county, local and other income, ad valorem, excise, profits, franchise, occupation, property, payroll, sales, use, gross receipts and other taxes (and any interest and penalties) and assessments of the Company and the Subsidiaries, whether or not disputed, at the date of the Recent Balance Sheet and for all years and periods prior thereto. Since the date of the Recent Balance Sheet, neither the Company nor any Subsidiary has incurred any taxes other than taxes incurred in the ordinary course of business consistent in type and amount with past practices of the Company and the Subsidiaries.

     (b) Tax Returns Filed. Except as set forth on Schedule 4.08(a) of the Company Disclosure Statement, all federal, state, foreign, county, local and other tax returns required to be filed by or on behalf of the Company and the Subsidiaries have been timely filed and when filed were true and correct in all material respects, and the taxes shown as due thereon were paid or adequately accrued. Except as set forth on Schedule 4.08(b) of the Company Disclosure Statement, neither the Company nor any of the Subsidiaries is the beneficiary of any extension of time within which to file tax returns. The Company has delivered to Parent and the Purchaser true and complete copies of all tax returns or reports filed by the Company and the Subsidiaries for taxable periods ending on or after December 31, 1991. The Company and each Subsidiary have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or third party, and have filed all required information returns.

     (c) Tax Audits. The federal and state income tax returns of the Company and the Subsidiaries have been audited by the Internal Revenue Service and appropriate state taxing authorities for the periods and to the extent set forth in Schedule 4.08(c) of the Company Disclosure Statement, and neither the Company nor any Subsidiary has received from the Internal Revenue Service or from the tax authorities of any state, county, local or other jurisdiction any (i) notice of underpayment of taxes or other deficiency which has not been paid or (ii) any objection to any return or report filed by the Company or the Subsidiaries. No claim has been made by a tax authority in a jurisdiction where any of the Company and the Subsidiaries does not file tax returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. Except as set forth in Schedule 4.08(c) of the Company Disclosure Statement, neither the Company nor any of the Subsidiaries has waived any statute of limitations with respect to taxes, or has agreed to an extension of time with respect to a tax assessment or deficiency. There are outstanding no agreements or waivers extending the statutory period of limitations applicable to any taxes.

     (d) Consolidated Group. Schedule 4.08(d) of the Company Disclosure Statement lists every year that the Company or any Subsidiaries were a member of an affiliated group of corporations that filed a consolidated tax return on which the statute of limitations does not bar a federal tax assessment, and lists each corporation that has been part of such group. No affiliated group of corporations of which the Company or any of the Subsidiaries has been a member has discontinued filing consolidated returns during the past five years. A copy of any tax sharing agreement to which the Company or any of the Subsidiaries is a party has been delivered by the Company to Parent and the Purchaser.

     (e) Other. Except as set forth in Schedule 4.08(e) of the Company Disclosure Statement, neither the Company nor any Subsidiary has (i) filed any consent or agreement under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) applied for any tax ruling, (iii) entered into a closing agreement with any taxing authority, (iv) filed an election under
Section 338(g) or Section 338(h)(10) of the Code (nor has a deemed election under Section 338(e) of the Code occurred), (v) made any payments that will not be deductible because of Section 280G of the Code, or (vi) been a party to any tax allocation or tax sharing agreement. The Company is not a "United States real property holding corporation" within the meaning of Section 897 of the Code.

     SECTION 4.09 No Litigation. There is no action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative ("Litigation"), pending or, to the knowledge of the Company or the Subsidiaries, threatened against the Company or the Subsidiaries, their respective businesses or any of their assets, nor does the Company or the Subsidiaries know, or have grounds to know, of any basis for any Litigation that would have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in Schedule 4.09 of the Company Disclosure Statement, neither the Company nor the Subsidiaries or any of their respective assets which are material to the conduct of the business of the Company and the Subsidiaries, taken as a whole, as heretofore conducted are subject to any Order (as hereinafter defined) of any Governmental Entity.

     SECTION 4.10 Compliance With Laws and Orders.

     (a) Compliance. The Company and the Subsidiaries are in compliance with all applicable laws, ordinances, rules or regulations (collectively, "Laws") and orders, writs, injunctions, judgments, plans or decrees (collectively, "Orders") of any Governmental Entity, except for such failures to so comply which, individually and in the aggregate, would not have a Material Adverse Effect on the Company. The business operations of the Company and the Subsidiaries are not being conducted in violation of any Law or Order of any Governmental Entity, except for possible violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     (b) Licenses and Permits. The Company and the Subsidiaries have all material licenses, permits, approvals, authorizations and consents of all Governmental Entities and all certification organizations required for the conduct of the business of the Company and the Subsidiaries (as presently conducted and as proposed to be conducted under any existing business plan of the Company or any Subsidiary) and operation of the facilities of the Company and the Subsidiaries.

     (c) Environmental Matters. The applicable Laws relating to pollution or protection of the environment or health, including Laws relating to emissions, discharges, generation, storage, labeling, releases or threatened releases of pollutants, contaminants, radioactive material, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances, hazardous substances or wastes ("Waste") into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste including, without limitation, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act and the Comprehensive Environmental Response Compensation Liability Act, as amended, and their state, local and foreign counterparts are herein collectively referred to as the "Environmental Laws".

     The operations of Company and the Subsidiaries have at all times been (within the period of any applicable statute of limitations) and are currently in compliance with all Environmental Laws and there are no conditions and have been no acts or omissions in connection with the operations of the Company or the Subsidiaries or with any real property now or ever owned or leased by the Company or any Subsidiary which would impose liability under any Environmental Law, including but not limited to liability for Waste disposed on or off-site prior to the Effective Time.

     Except as set forth in Schedule 4.10(c) of the Company Disclosure Statement, the Company has not received any written notice nor, to the knowledge of the Company or the Subsidiaries, is there any matter threatened against the Company or any Subsidiary, with respect to any of their respective facilities of any material violation of or liability under any Environmental Laws which would have a Material Adverse Effect on the Company.

     SECTION 4.11 Title to Properties. The Company and the Subsidiaries have good and marketable title to all of their respective assets, business and properties, including, without limitation, all such properties (tangible and intangible) reflected in the Recent Balance Sheet, except for inventory disposed of in the ordinary course of business since the date of such Recent Balance Sheet, free and clear of all mortgages, Liens, claims, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever except those described in Schedule 4.11 of the Company Disclosure Statement, and, in the case of real property, Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings (and which have been sufficiently accrued or reserved against in the Recent Balance Sheet), municipal and zoning ordinances and easements for public utilities, none of which interfere with the use of the property as currently utilized. None of the Company's or any Subsidiary's assets, business or properties are subject to any restrictions with respect to the transferability thereof.

     SECTION 4.12 Labor Matters. Except as set forth in Schedule 4.12 of the Company Disclosure Statement, neither the Company nor any Subsidiary is a party to any collective bargaining agreement. The employment agreements that have been entered into by either the Company or any Subsidiary are set forth in Schedule
4.12 of the Company Disclosure Statement. Except to the extent set forth in
Schedule 4.12 of the Company Disclosure Statement, (a) there is no unfair labor practice charge or complaint against the Company or the Subsidiaries pending or, to the knowledge of the Company or the Subsidiaries, threatened; (b) there is no labor strike, dispute, request for representation, slowdown or stoppage actually pending or, to the knowledge of Company or the Subsidiaries, threatened against or affecting the Company or the Subsidiaries nor any secondary boycott with respect to products of the Company or the Subsidiaries; (c) no question concerning representation has been raised or, to the knowledge of the Company or the Subsidiaries, is threatened respecting the employees of the Company or the Subsidiaries; and (d) there are no administrative charges or court complaints against the Company or the Subsidiaries concerning alleged employment discrimination or other employment related matters pending or, to the knowledge of the Company or the Subsidiaries, threatened before the U.S. Equal Employment Opportunity Commission or any Governmental Entity.

     SECTION 4.13 Employee Benefit Plans.

     (a) Disclosure. Schedule 4.13(a) of the Company Disclosure Statement sets forth all pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare, disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and any employment or consulting contracts, "golden parachutes," collective bargaining agreements, severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")). The items described in the foregoing sentence and all employee manuals, and all written or binding oral statements of policies, practices or understandings relating to employment, which are provided to, for the benefit of, or relate to, any persons employed by the Company or any Subsidiary are hereinafter sometimes referred to collectively as "Employee Plans/Agreements," and each individually as an "Employee Plan/Agreement." True and correct copies of all the Employee Plans/Agreements, including all amendments thereto, have heretofore been made available to the Purchaser. No Employee Plan/Agreement is a "multiemployer plan" (as defined in
Section 4001 of ERISA), and neither the Company nor any Subsidiary has ever contributed nor been obligated to contribute to any such multiemployer plan.

     (b) Terminations, Proceedings, Penalties, etc. With respect to each employee benefit plan (including, without limitation, the Employee Plans/Agreements) that is subject to the provisions of Title IV of ERISA and with respect to which the Company or any Subsidiary or any of their assets may, directly or indirectly, be subject to any material liability, contingent or otherwise, or the imposition of any Lien (whether by reason of the complete or partial termination of any such plan, the funded status of any such plan, any "complete withdrawal" (as defined in Section 4203 of ERISA) or "partial withdrawal" (as defined in Section 4205 of ERISA) by any person from any such plan, or otherwise):

          (i) no such plan has been terminated so as to subject, directly or indirectly, any assets of the Company or any Subsidiary to any liability, contingent or otherwise, or the imposition of any lien under Title IV of ERISA;

          (ii) no proceeding has been initiated or, to the knowledge of the Company or any Subsidiary, threatened by any person (including the Pension Benefit Guaranty Corporation ("PBGC")) to terminate any such plan;

          (iii) no condition or event currently exists or currently is expected to occur that could subject, directly or indirectly, any assets of the Company or any Subsidiary to any liability, contingent or otherwise, or the imposition of any lien under Title IV of ERISA, whether to the PBGC or to any other person or otherwise on account of the termination of any such plan;

          (iv) if any such plan were to be terminated, or if the Company or any Subsidiary caused a partial or total withdrawal from any such plan, as of the Effective Time, no assets of the Company or any Subsidiary would be subject, directly or indirectly, to any liability, contingent or otherwise, or the imposition of any Lien under Title IV of ERISA;

          (v) no "reportable event" (as defined in Section 4043 of ERISA) has occurred with respect to any such plan;

          (vi) no such plan which is subject to Section 302 of ERISA or Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code, respectively), whether or not waived; and

          (vii) no such plan is a plan described in Section 413(c) of the Code.

     (c) Prohibited Transactions, etc. There have been no "prohibited transactions" within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code for which a statutory or administrative exemption does not exist with respect to any Employee Plan/Agreement. To the knowledge of the Company and the Subsidiaries, no event or omission has occurred in connection with which the Company or any Subsidiary or any Employee Plan/Agreement, directly or indirectly, could be subject to any material liability under ERISA, the Code or any other Law or Order applicable to any Employee Plan/Agreement.

     (d) Full Funding. The funds available under each Employee Plan/Agreement that is subject to Title IV of ERISA or Section 412 of the Code which is intended to be a funded plan equal or exceed the amounts required to be paid, or which would be required to be paid if such Employee Plan/Agreement were terminated, on account of rights vested or accrued as of the Effective Time (using the actuarial methods and assumptions then used by the Company's actuaries in connection with the funding of such Employee Plan/ Agreement).

     (e) Controlled Group; Affiliated Service Group; Leased Employees. Other than the current relationship between the Company and the Subsidiaries, neither the Company nor any Subsidiary has ever been a member of a controlled group of corporations as defined in Section 414(b) of the Code or in common control with any unincorporated trade or business as determined under Section 414(c) of the Code. Neither the Company nor any Subsidiary is or ever has been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. There are not any leased employees within the meaning of Section 414(n) of the Code who perform services for the Company or any Subsidiary for which the Company or any Subsidiary has not materially complied with the terms of the applicable Employee Plans/Agreements.

     (f) Payments and Compliance. With respect to each Employee Plan/Agreement,
(i) all payments currently due and owing from the Company and any Subsidiary to date have been made and all amounts accrued to date as liabilities of the Company or any Subsidiary which have not been paid have been recorded on the books of the Company and the Subsidiaries and are reflected in the Recent Balance Sheet in accordance with GAAP; (ii) the Company and the Subsidiaries have materially complied with, and each such Employee Plan/Agreement conforms in form and operation to, all applicable laws and regulations, including but not limited to ERISA and the Code, in all material respects and all reports and information relating to such Employee Plan/Agreement required to be filed with any Governmental Entity have been timely filed; (iii) all reports and information relating to each such Employee Plan/Agreement required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided; (iv) each such Employee Plan/Agreement which is intended to qualify under Section 401 of the Code has received a favorable determination (or, in the case of a standardized plan, the opinion) letter from the Internal Revenue Service with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such letter that has or is likely to have a material adverse effect on such qualification or exemption;
(iv) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company or the Subsidiaries, threatened with respect to such Employee Plan/Agreement; and (v) no Employee Plan/Agreement is a plan which is established and maintained outside the United States primarily for the benefit of individuals substantially all of whom are nonresident aliens.

     (g) Post-Retirement Benefits. No Employee Plan/Agreement provides benefits, including, without limitation, death or medical benefits (whether or not insured) with respect to current or former employees of the Company or any Subsidiary beyond their retirement or other termination of service other than
(i) coverage mandated by applicable law, (ii) death or retirement benefits under any Employee Plan/Agreement that is an employee pension benefit plan, (iii) deferred compensation benefits accrued as liabilities on the books of the Company (including the Recent Balance Sheet), (iv) disability benefits under any Employee Plan/Agreement, (v) benefits arising in connection with a severance or separation plan, program or arrangement or (vi) conversion rights under ordinary life insurance policies.

     (h) No Triggering of Obligations. Except as set forth on Schedule 4.13(h) to the Company Disclosure Statement, the consummation of the transactions contemplated by this Agreement and the Stock Option Agreement will not (i) entitle any current or former employee of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee.

     (i) Future Commitments. Neither the Company nor any Subsidiary has announced any plan or legally binding commitment to create any additional Employee Plans/Agreements or to amend or modify any existing Employee Plan/Agreement, except to the extent necessary or appropriate to comply with applicable Law.

     SECTION 4.14 Trade Rights. Schedule 4.14 of the Company Disclosure Statement lists all Trade Rights (as defined below) in which the Company or any Subsidiary has any interest, specifying whether such Trade Rights are owned, controlled, used or held (under license or otherwise) by the Company or any Subsidiary, and also indicating which of such Trade Rights are registered. All Trade Rights shown as registered in Schedule 4.14 of the Company Disclosure Statement have been properly registered, all pending registrations and applications have been properly made and filed and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. In order to conduct the business of the Company and the Subsidiaries, as such is currently being conducted or proposed to be conducted under currently existing business plans, neither the Company nor any Subsidiary requires any Trade Rights that it does not already have. Neither the Company nor any Subsidiary is infringing and/or has infringed any Trade Rights of another in the operation of the business of the Company and the Subsidiaries, nor, to the knowledge of the Company and the Subsidiaries, is any other person infringing the Trade Rights of the Company or the Subsidiaries. Neither the Company nor any Subsidiary has granted any license or made any assignment of any Trade Right listed on Schedule
4.14 of the Company Disclosure Statement, nor does the Company or any Subsidiary pay any royalties or other consideration for the right to use any Trade Rights of others. There is no Litigation pending or, to the knowledge of the Company and the Subsidiaries, threatened to challenge the Company's or any Subsidiary's right, title and interest with respect to its continued use and right to preclude others from using any Trade Rights of the Company or any Subsidiary. All Trade Rights of the Company and the Subsidiaries are valid, enforceable and in good standing, and, to the knowledge of the Company and the Subsidiaries, there are no equitable defenses to enforcement based on any act or omission of the Company or the Subsidiaries. The consummation of the transactions contemplated hereby or by the Stock Option Agreement will not alter or impair any Trade Rights owned or used by Company or the Subsidiaries. As used herein, the term "Trade Rights" shall mean and include: (i) all trademark rights, business identifiers, trade dress, service marks, trade names and brand names, all registrations thereof and applications therefor and all goodwill associated with the foregoing; (ii) all copyrights, copyright registrations and copyright applications, and all other rights associated with the foregoing and the underlying works of authorship; (iii) all patents and patent applications, and all international proprietary rights associated therewith; (iv) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; (v) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights, employee covenants and agreements respecting intellectual property and non-competition and all other types of intellectual property; and
(vi) all claims for infringement or breach of any of the foregoing.

     SECTION 4.15 Material Adverse Change. Since March 31, 1997, except as otherwise set forth in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 1997 and except as set forth in
Schedule 4.15 to the Company Disclosure Statement, there has not been any change in the business of the Company and the Subsidiaries, results of operations, assets or condition (financial or otherwise) of the Company and the Subsidiaries that is materially adverse to the Company and the Subsidiaries taken as a whole. Since March 31, 1997, except as otherwise set forth in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 1997 and except as set forth in Schedule 4.15 to the Company Disclosure Statement, the Company and the Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practices and there has not been, directly or indirectly:

     (a) any payment or granting by the Company or any of the Subsidiaries of any increase in compensation to any director or executive officer of the Company or, except in the ordinary course of business and consistent with past practice, any employee of the Company or the Subsidiaries;

     (b) any granting by the Company or any of the Subsidiaries to any such director, executive officer or employee of any increase in severance or termination pay, except as required under employment, severance or termination agreements or plans in effect prior to the date of this Agreement;

     (c) any entry by the Company or any of the Subsidiaries into any employment, severance or termination agreement with any such director or executive officer;

     (d) any adoption or increase in payments to or benefits under any Employee Plans/Agreements;

     (e) any change in accounting methods, principles or practices by the Company and the Subsidiaries, except insofar as may have been required by a change in GAAP;

     (f) any declaration, setting aside, or payment of any dividend or any other distribution in respect of the Company's capital stock; any redemption, purchase or other acquisition by the Company of any capital stock of the Company, or any security relating thereto; or any other payment to any shareholder of the Company as such a shareholder;

     (g) any sale, lease or other transfer or disposition of any properties or assets of the Company or any Subsidiary, except for the sale of inventory items in the ordinary course of business;

     (h) any discharge of any obligation or liability (whether accrued, absolute, contingent or otherwise), other than in the ordinary course of business consistent with past practices;

     (i) any indebtedness for borrowed money incurred, assumed or guaranteed by the Company or any Subsidiary, which will not be repaid prior to the Effective Time; or

     (j) any agreement or commitment to do any of the things described in the preceding clauses (a) through (i).

     SECTION 4.16 Certain Approvals. The Board of Directors of the Company has taken appropriate action such that the provisions of Section 1203 of the GCL will not apply to any of the transactions contemplated by this Agreement, the Stock Option Agreement and the Stockholder Agreements.

     SECTION 4.17 Brokers. None of the Company, the Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commission or finder's fees in connection with the transactions contemplated by this Agreement or the Stock Option Agreement.

     SECTION 4.18 State Takeover Statutes; Applicability of Articles of Incorporation; Required Vote. Except for Section 1101 of the GCL, no California takeover statute or similar statute applies or purports to apply to the Offer or the Merger, or to this Agreement, the Stock Option Agreement or the Stockholder Agreements or the transactions contemplated hereby or thereby. The Board of Directors of the Company has taken such action as may be necessary to ensure that the supermajority vote provision of ARTICLE FOUR of the Company's articles of incorporation is inapplicable to the Offer or the Merger, or to this Agreement, the Stock Option Agreement or the Stockholders Agreements or the transactions contemplated hereby or thereby. In the event the Shareholders' Meeting is required to approve the Merger and the adoption of this Agreement, the approval by the holders of a majority of the votes entitled to be cast by all holders of Common Stock is the only vote required to approve the Merger and the adoption of this Agreement.

     SECTION 4.19 Year 2000 Compliance. Except as identified on Schedule 4.19 of the Company Disclosure Statement, none of the personal property, equipment or assets owned or utilized by the Company and the Subsidiaries, including but not limited to computer software, databases, hardware, controls and peripherals, contains any defect related to the occurrence of the year 2000 or the use of any date after December 31, 1999 in connection with such property or asset (a "Year 2000 Defect"). Except as identified on Schedule 4.19 of the Company Disclosure Statement, none of the property or assets owned or utilized by the Company and the Subsidiaries will fail to perform in any material respect or require any repair, rewrite, conversion or other adaption because of, or due in any way to, a Year 2000 Defect.

                                   ARTICLE V

           REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

     Parent and the Purchaser jointly and severally represent and warrant to the Company as follows:

     SECTION 5.01 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Each of Parent and the Purchaser has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, would not have a Material Adverse Effect on Parent. The term "Material Adverse Effect on Parent", as used in this Agreement, means any change in or effect on the business, operations, financial condition or prospects of Parent or any of its subsidiaries that would be materially adverse to Parent and its subsidiaries taken as a whole.

     SECTION 5.02 Authority. Each of Parent and the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by Parent and the Purchaser and the consummation by Parent and the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Boards of Directors of Parent and the Purchaser and by the sole stockholder of the Purchaser and no other corporate proceedings on the part of Parent or the Purchaser are necessary to authorize or approve this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Stock Option Agreement has been duly executed and delivered by each of Parent and the Purchaser and, assuming the due and valid authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and the Purchaser enforceable against each of them in accordance with its respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

     SECTION 5.03 No Conflict; Required Filings and Consents.

     (a) None of the execution and delivery of this Agreement or the Stock Option Agreement by Parent or the Purchaser, the consummation by Parent or the Purchaser of the transactions contemplated hereby or thereby or the compliance by Parent or the Purchaser with any of the provisions hereof or thereof will (i) conflict with or violate the organizational documents of Parent or the Purchaser, (ii) conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to Parent or the Purchaser, or any of their subsidiaries, or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) result in a Violation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or the Purchaser, or any of their respective subsidiaries, is a party or by which any of their respective properties or assets may be bound or affected, except in the case of the foregoing clauses (ii) and (iii) for any such Violations which would not have a Material Adverse Effect on Parent or materially adversely affect the ability of Parent or the Purchaser to consummate the transactions contemplated by this Agreement and the Stock Option Agreement.

     (b) None of the execution and delivery of this Agreement or the Stock Option Agreement by Parent and the Purchaser, the consummation by Parent and the Purchaser of the transactions contemplated hereby or thereby or the compliance by Parent and the Purchaser with any of the provisions hereof or thereof will require any Consent of any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of an agreement of merger together with an officer's certificate of the Company and the Purchaser pursuant to the GCL, (iii) compliance with the HSR Act and any requirements of any foreign or supranational Antitrust Laws, and (iv) Consents or filings the failure of which to obtain or make would not have a Material Adverse Effect on Parent or materially adversely affect the ability of Parent or the Purchaser to consummate the transactions contemplated by this Agreement and the Stock Option Agreement.

     SECTION 5.04 Information. None of the information supplied or to be supplied by Parent and the Purchaser in writing specifically for inclusion in
(i) the Offer Documents, (ii) the Schedule 14D-9, (iii) the Proxy Statement or
(iv) the other filings will, at the respective times filed with the SEC or such other Governmental Entity and, in addition, in the case of the Proxy Statement at the date it or any amendment or supplement is mailed to Shareholders, at the time of the Shareholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     SECTION 5.05 Financing. Parent or the Purchaser has available the funds necessary to consummate the Offer and the Merger and the transactions contemplated hereby on a timely basis.

     SECTION 5.06 Brokers. None of Parent, the Purchaser, or any of their respective subsidiaries, officers, directors or employees, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement or the Stock Option Agreement for or with respect to which the Company is or might be liable.

     SECTION 5.07 Purchaser.

     (a) Parent owns all of the outstanding stock of Purchaser; at all times prior to the Merger, no person other than Parent has owned, or will own, any of the outstanding stock of Purchaser. Purchaser was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement.

     (b) There are not as of the date of this Agreement, and there will not be at the Effective Time, any outstanding or authorized options, warrants, calls, rights, commitments or any other agreements of any character which Purchaser is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of its capital stock.

     (c) As of the date of this Agreement and the Effective Time, except for obligations incurred in connection with this Agreement or the transactions contemplated hereby, Purchaser has not and will not have incurred, directly or indirectly through any other corporation, any obligations or liabilities of any kind or engaged in any activities of any type or kind whatsoever or entered into any arrangement or arrangements with any person or entity.

     (d) Parent will make available, and Purchaser will have, at or before the date on which Parent or the Purchaser acquires Shares pursuant to the Offer, adequate funds to accept for payment, purchase and pay for all of the Shares tendered and not withdrawn pursuant to the Offer.

     SECTION 5.08 No Share Acquisition. Neither Parent nor the Purchaser has acquired any of the Shares during the two year period prior to the date hereof.

                                   ARTICLE VI

                                   COVENANTS

     SECTION 6.01 Conduct of Business of the Company. Except as required by this Agreement or with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company will and will cause each of the Subsidiaries to conduct its operations only in the ordinary course of business consistent with past practice and will use its best efforts and will cause each of the Subsidiaries to use its best efforts, to preserve intact the business organization of the Company and each of the Subsidiaries, to keep available the services of its and their present officers and key employees and to preserve the goodwill of those having business relationships with it. Without limiting the generality to the foregoing, and except as otherwise required by this Agreement or as set forth in Section 6.01 of the Company Disclosure Statement, the Company will not, and will not permit any of the Subsidiaries to, prior to the Effective Time, without the prior written consent of Parent:

     (a) adopt any amendment to its charter or by-laws or comparable organizational documents;

     (b) except for issuances of capital stock of the Subsidiaries to the Company, or to a wholly-owned Subsidiary of the Company, issue, reissue or sell or authorize the issuance, reissuance or sale of additional shares of capital stock of any class, or shares convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible shares or capital stock, other than the issuance of Shares, pursuant to Options outstanding on the date of this Agreement or pursuant to the Stock Option Agreement;

     (c) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any Subsidiary which is wholly-owned by the Company;

     (d) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other shares;

     (e) except for (A) increases in salary, wages and benefits of non-executive officers or employees of the Company or the Subsidiaries in the ordinary course of business consistent with past practice, (B) increases in salary, wages and benefits granted to officers and employees of the Company or the Subsidiaries in conjunction with new hires, promotions or other changes in job status in the ordinary course of business consistent with past practice, or (C) increases in salary, wages and benefits to employees of the Company or the Subsidiaries pursuant to collective bargaining agreements entered into in the ordinary course of business consistent with past practice, (i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or key employees (whether from the Company or any of the Subsidiaries), or (ii) pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units), or (iii) grant any severance or termination pay to (except pursuant to existing agreements, plans or policies and as required by such agreements, plans or polices), or (iv) enter into any employment or severance agreement with, any director, officer or other key employee of the Company or any of the Subsidiaries or (iv) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock or Employee Plans/Agreements for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Law or regulation;

     (f) acquire, sell, lease or dispose of any assets (other than inventory) which are material to the Company and the Subsidiaries, taken as a whole, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

     (g) (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and the Subsidiaries may incur, assume or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (ii) pay, discharge, settle or satisfy as other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, other than in the ordinary course of business consistent with past practice, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, or (iv) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any Subsidiary wholly-owned by the Company and the Company or another Subsidiary wholly-owned by the Company;

     (h) make any tax election that would have a material effect on the tax liability of the Company or the Subsidiaries or settle or compromise any tax liability of the Company or the Subsidiaries that would materially affect the aggregate tax liability of the Company or the Subsidiaries;

     (i) except in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license which is material to the Company and the Subsidiaries or waive, release or assign any material rights or claims; or

     (j) agree in writing or otherwise to take any of the foregoing actions.

     SECTION 6.02 Information. From the date hereof until the Effective Time, the Company will, and will cause the Subsidiaries, and each of its and their respective officers, directors, employees, counsel, advisors and representatives (collectively, the "Company Representatives") to, provide Parent and the Purchaser and their respective officers, employees, counsel, advisors and representatives (collectively, the "Parent Representatives") access, during normal business hours and upon reasonable notice, to the offices and other facilities and to the books and records of the Company and the Subsidiaries, and will permit Parent and the Purchaser to make inspections of such as either of them may reasonably require (including environmental testing) and will cause the Company Representatives and the Subsidiaries to furnish Parent, the Purchaser and the Parent Representatives to the extent available with such other information with respect to the business of the Company and the Subsidiaries as Parent and the Purchaser may from time to time reasonably request; provided, however, that all requests for such access, inspection or information pursuant to this Section 6.02 shall be made through the President and Chief Executive Officer of the Company or such other person as he shall designate in writing to Parent. Unless otherwise required by Law, Parent and the Purchaser will, and will cause the Parent Representatives to hold any such information in confidence until such time as such information otherwise becomes publicly available through no wrongful act of Parent, the Purchaser or the Parent Representative, all as specifically provided in the confidentiality agreement, dated August 1, 1997, between Voith Sulzer Papiertechnik GmbH & Co KG and the Company (the "Confidentiality Agreement").

     SECTION 6.03 Commercially Reasonable Best Efforts. Subject to the terms and conditions herein provided and to applicable legal requirements, each of the parties hereto agrees to use its commercially reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, in the case of the Company, consistent with the fiduciary duties of the Company's Board of Directors, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws and regulations to ensure that the conditions set forth in Annex I and Article VII are satisfied and to consummate and make effective the transactions contemplated by the Offer, this Agreement and the Stock Option Agreement.

     In addition, if at any time prior to the Effective Time any event or circumstance relating to either the Company or Parent or the Purchaser or any of their respective subsidiaries should be discovered by the Company or Parent, as the case may be, and which should be set forth in an amendment to the Offer

Documents or Schedule 14D-9, the discovering party will promptly inform the other party of such event or circumstance. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or the Stock Option Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement or the Stock Agreement, as the case may be, shall take all such necessary action.

     SECTION 6.04 Consents.

     (a) Each of the parties will use its commercially reasonable best efforts to obtain as promptly as practicable all Consents of any Governmental Entity or any other person required in connection with, and waivers of any Violations that may be caused by, the consummation of the transactions contemplated by the Offer, the Merger, this Agreement and the Stock Option Agreement.

     (b) In furtherance and not in limitation of the foregoing, Parent shall use its commercially reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement or the Stock Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority ("Antitrust Laws").

     (c) Any party hereto shall promptly inform the others of any material communication from the United States Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority regarding any of the transactions contemplated by this Agreement or the Stock Option Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement or the Stock Option Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Parent will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority in connection with the transactions contemplated by this Agreement or the Stock Option Agreement.

     SECTION 6.05 Public Announcements. So long as this Agreement is in effect, Parent, the Purchaser and the Company agree to use reasonable efforts to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement or the Stock Option Agreement.

     SECTION 6.06 Employee Benefit Arrangements. Parent agrees that the Company will honor and, from and after the Effective Time, Parent will cause the Surviving Corporation to honor, all Employee Plans/Agreements to which the Company or any of its Subsidiaries is presently a party which have been disclosed hereunder; provided , however, that nothing contained in this Section
6.06 shall limit or restrict the Surviving Corporation's right on or after the Effective Time to amend, modify or terminate any Employee Plans/Agreements in accordance with the terms thereof and applicable Law.

     SECTION 6.07 No Solicitation.

     (a) The Company represents and warrants to, and covenants and agrees with, Parent and the Purchaser that neither the Company nor any of the Subsidiaries has any agreement, arrangement or understanding with any potential acquirer that directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of this Agreement and the Stock Option Agreement. The Company shall, and shall use its commercially reasonable best efforts to cause the Subsidiaries and the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and the Subsidiaries to, immediately cease any existing discussions or negotiations with any person (including a "person" as defined in Section 13(d)(3) of the Exchange Act) other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction (as hereinafter defined). The Company shall not, and shall use its commercially reasonable best efforts to cause the Subsidiaries and the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the

Company and the Subsidiaries not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any acquisition or purchase of a material portion of the assets or business of, or any significant equity interest in (including by way of a tender offer), or any amalgamation, merger, consolidation or business combination with, or any recapitalization or restructuring, or any similar transaction involving, the Company or any of the Subsidiaries (the foregoing being referred to collectively as an "Acquisition Transaction"), or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated hereby or by the Stock Option Agreement. Notwithstanding anything to the contrary in the foregoing, the Company may in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all of the Shares (or all or substantially all of the assets of the Company and the Subsidiaries) from a Third Party (which proposal (1) is not subject to a financing condition and is from a person that a nationally recognized investment bank advises in writing is financially capable of consummating such proposal or
(2) is subject to financing, but is from a person that a nationally recognized investment bank advises in writing is financially capable of achieving such financing to consummate such proposal), (i) furnish or disclose non-public information to such Third Party and (ii) negotiate, explore or otherwise communicate with such Third Party, in each case only if (A) after being advised in writing by its outside counsel with respect to its fiduciary obligations to the Shareholders under applicable Law, the Board of Directors of the Company determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable Law (the proposal with respect to an Acquisition Transaction meeting such requirements being a "Superior Proposal"),
(B) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, the Company receives from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, but which confidentiality agreement shall not provide for any exclusive right to negotiate with the Company or any payments by the Company and (C) the Company advises Parent of all such non-public information delivered to such Third Party concurrently with such delivery; provided, however, that the Company shall not, and shall cause its affiliates not to, enter into a definitive agreement with respect to a Superior Proposal unless the Company first complies with Section 6.07(b) hereof, including the last sentence thereof, and then unless (I) the Company concurrently terminates this Agreement in accordance with the terms hereof, pays any Termination Fee required under
Section 8.03(b) and agrees to pay any other amounts required under such Section 8.03(b) and (II) such agreement permits the Company, subject to the fiduciary duties of the Board of Directors, to terminate it if it receives a Superior Proposal, such termination and related provisions to be on terms no less favorable to the Company, including as to fees and reimbursement of expenses, as those contained herein.

     (b) The Company shall promptly (but in any event within one business day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of the Subsidiaries or any of the Company's bankers, attorneys or other agents or representatives of any inquiries or proposals relating to an Acquisition Transaction and any actions taken pursuant to Section 6.07(a). The Company shall promptly (but in any event within three business days of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof; provided, however, that the Company shall not be obligated to provide a copy of, or a written statement with respect to, any such inquiry if, after being advised in writing by its outside legal counsel with respect to its fiduciary obligations, the Board of Directors of the Company determines that not providing such copy or written statement is necessary to allow the Board of Directors of the Company to fulfill its fiduciary duties to the Shareholders under applicable Law. The Company shall, from time to time, promptly (but in any event within one business day of the Company becoming aware of same) inform Parent of the status and content of and material developments (including the calling of meetings of the Board of Directors of the Company to take action with respect to such Acquisition Transaction) with respect to any discussions regarding any Acquisition Transaction with a Third Party; provided, however, that the Company shall not be obligated to make such disclosure if, after being advised in writing by its outside legal counsel with respect to its fiduciary obligations, the Board of Directors of the Company determines that not providing such disclosure is necessary to allow the Board of Directors of the Company to fulfill its fiduciary duties to the Shareholders under applicable Law. For the avoidance of doubt, the Company agrees that it will not enter into any agreement with respect to a Superior Proposal unless and until Parent has been given the opportunity at least six business days prior to the entering into such agreement to match the terms of such agreement.

     (c) The Company has obtained the oral agreement of each member of the Board of Directors of the Company and of its executive officers that each such person will comply with the provisions of this Section 6.07.

     SECTION 6.08 Notification of Certain Matters. Parent and the Company shall promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably likely (i) to cause any representation or warranty contained in this Agreement or the Stock Option Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or (ii) to cause any material covenant, condition or agreement hereunder or under the Stock Option Agreement not to be complied with or satisfied in all material respects and (b) any failure of the Company, Parent or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under the Stock Option Agreement in any material respect; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder or under the Stock Option Agreement.

     SECTION 6.09 State Takeover Laws. The Company shall, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by this Agreement and the Stock Option Agreement, including the Offer and the Merger and by the Stockholder Agreements, of any state takeover law.

     SECTION 6.10 Indemnification and Insurance.

     (a) The Purchaser and Parent agree that until six years from the date the Shares are purchased by Parent or the Purchaser in the Offer (the "Acceptance Date"), the Purchaser will maintain all rights to indemnification now existing in favor of the directors, officers, employees, fiduciaries and agents of the Company as provided in the Company's Articles of Incorporation and Bylaws or otherwise in effect under any agreement on the date of this Agreement and that the Articles of Incorporation and Bylaws of the Purchaser shall not be amended to reduce or limit the rights of indemnity afforded to the present and former directors and officers of the Company, or the ability of the Purchaser to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify.

     (b) The Purchaser will at all times exercise the powers granted to it by its Articles of Incorporation, its Bylaws, and by applicable law to indemnify and hold harmless to the fullest extent possible present or former directors, officers, employees, fiduciaries and agents of the Company against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of the Company) prior to, and including the Acceptance Date for at least six years from the Acceptance Date. Parent shall assume and perform the obligations of the Purchaser under this
Section 6.10; provided, that, any indemnified party shall make a good faith effort (which shall not include any requirement to bring any suit, claim, action, or other proceeding) to cause the Purchaser to perform its obligations under this Section 6.10 before requesting Parent to assume and perform such obligations.

     (c) Should any threatened or actual claim action, suit, proceeding or investigation be made against any present or former director, officer, employee, fiduciary or agent of the Company, arising from his services as such, within six years from the Effective Time, the provisions of this Section 6.10 shall continue in effect until the final disposition of all such claims.

     (d) Any indemnified party wishing to claim indemnification under this Section, upon learning of any such action, suit, claim, proceeding or investigation, shall notify Parent and the Purchaser within 15 days thereof; provided, however, that any failure so to notify Parent and the Purchaser of any obligation to indemnify such indemnified party or of any other obligation imposed by this Section shall not affect such obligations except to the extent Parent and/or the Purchaser is actually prejudiced thereby. Parent and the Purchaser shall be entitled to assume the defense of any such action, suit, claim, proceeding or investigation with counsel of its choice, unless there is, under applicable standards of professional conduct, a conflict of any significant issue between the positions of Parent and the Purchaser, on the one hand, and the indemnified parties, on the other, in which event the indemnified parties as a group may retain one law firm to represent them with respect to such matter. Neither Parent or the Purchaser, on the one hand, nor the indemnified parties, on the other hand, may settle any such action, suit, claim, proceeding or investigation without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.

     (e) In addition to the foregoing, Parent shall cause the Purchaser to honor in accordance with their terms any indemnification agreements in existence on the date hereof between the Company and any present or former director, officer, employee, fiduciary or agent of the Company.

     (f) The parties agree that the provisions of this Section 6.10 will not require Parent or the Purchaser to maintain directors' and officers' insurance coverage in favor of the Company's present and former directors and officers.

     (g) Notwithstanding anything in this Agreement to the contrary, in the event this Agreement is terminated in accordance with its terms before the consummation of the Merger, the Purchaser's and Parent's obligations under this
Section 6.10 shall cease upon such termination.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 7.01 Conditions to Each Party's Obligation to Effect the Merger If the Offer Shall Have Been Consummated. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger if the Offer shall have been consummated are subject to the satisfaction or waiver in writing by each party hereto at or before the Effective Time, of each of the following conditions (the "Second-Step Conditions"):

     (a) Shareholder Approval. The Shareholders shall have duly approved the transactions contemplated by this Agreement, to the extent required pursuant to the requirements of the Company's articles of incorporation and applicable Law.

     (b) Purchase of Shares. The Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof; provided, that this condition shall be deemed to have been satisfied with respect to Parent and the Purchaser if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer.

     (c) Injunctions; Illegality. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity, and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity that prevents the consummation of the Merger.

     (d) No Material Adverse Change. No Material Adverse Change in the Company (as defined below) shall have occurred and be in effect at the Effective Time; provided, that this condition shall be deemed to have been satisfied with respect to the Company if Parent agrees to waive satisfaction thereof. The term "Material Adverse Change in the Company," as used in this Section 7.01(d) means a change in the business of the Company as a result of an extraordinary event outside of the ordinary course of business which would be materially adverse to the Company's sales or profits. Notwithstanding the foregoing, a Material Adverse Change in the Company shall not include (i) any change in the Company's business because of any defect or deficiency in the Company's existing product line occurring in the ordinary course of business and that can be remedied in the ordinary course of business, (ii) any loss by the Company of orders from, or sales to, direct competitors of Parent or (iii) the loss of orders or sales due to general market conditions in the paper industry.

                                  ARTICLE VIII

                        TERMINATION; AMENDMENTS; WAIVER

     SECTION 8.01 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether or not approval thereof by the Shareholders has been obtained:

     (a) by the mutual written consent of Parent, the Purchaser and the Company prior to the date on which Parent's designees constitute a majority of the Board of Directors of the Company; or

     (b) by the Company if the Company is not in material breach of any of its representations, warranties, covenants or arrangements contained in this Agreement and the Stock Option Agreement and if (i) the Purchaser fails to commence the Offer as provided in Section 1.01 hereof, (ii) the Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before April 30, 1998 or (iii) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or this Agreement; or

     (c) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that Parent may terminate this Agreement pursuant to this
Section 8.01(c) upon the termination or withdrawal of the Offer only if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of this Agreement or the Offer; or

     (d) by Parent or the Company if any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree injunction, ruling or other action shall have become final and nonappealable; or

     (e) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of this Agreement, (i) there shall have occurred, on the part of Parent or the Purchaser, a material breach of any representation, warranty, covenant or agreement contained in this Agreement which is not curable or, if curable, is not cured within seven business days after written notice of such breach is given by the Company to the party committing the breach or (ii) the Company (A) enters into a definitive agreement with respect to a Superior Proposal as permitted under Section 6.07(a) hereof and after complying with the provisions of Section 6.07(b) hereof, and (B) pays any Termination Fee and agrees to pay any other amounts required under Section 8.03(b); or

     (f) by Parent if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of this Agreement, (i) there shall have occurred, on the part of the Company, a breach of any representation, warranty, covenant or agreement contained in this Agreement which individually, or in the aggregate, if not cured would be reasonably likely to have a Material Adverse Effect on the Company and which is not curable or, if curable, is not cured within the later of (x) 7 business days after written notice of such breach is given by Parent to the Company and (y) the satisfaction of all conditions to the Offer not related to such breach or (ii) the Board of Directors of the Company or committee thereof shall have withdrawn or modified (or shall have resolved to withdraw or modify), in a manner adverse to Parent, its approval or recommendation of this Agreement or any of the transactions contemplated hereby and the Board of Directors of the Company and such committee shall not have fully reinstated such approval or recommendations within two business days or shall have recommended (or resolved to recommend) an Acquisition Transaction (other than the Offer and Merger) to the Shareholders and at least ten business days shall have passed since such recommendation (or resolution); or

     (g) by Parent if it is not in material breach of its obligation hereunder or under the Offer and no Shares shall have been purchased pursuant to the Offer on or before April 30, 1998.

     SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of this Section 8.02, Section 8.03 and the last sentence of Section 6.02, which shall survive any such termination. The Stock Option Agreement shall also survive any such termination. Nothing obtained in this Section 8.02 shall relieve any party from liability for any breach of this Agreement or the Confidentiality Agreement.

     SECTION 8.03 Fees and Expenses.

     (a) Except as otherwise provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, this Agreement, the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement shall be paid by the party incurring such expenses.

     (b) In the event this Agreement is terminated pursuant to
Section 8.01(e)(ii), 8.01(f)(i) (other than for a termination due to an unintentional breach of a representation or warranty by the Company) or 8.01(f)(ii), then the Company shall promptly reimburse Parent for the documented out-of-pocket fees and expenses (but in no event greater than $500,000) of Parent and the Purchaser related to this Agreement, the Stock Option Agreement, the transactions contemplated hereby and thereby and any related financing and in the event this Agreement is terminated pursuant to 8.01(e)(ii), then the Company shall promptly pay Parent a Termination Fee of $1,200,000 by wire transfer of same day funds to an account designated by the Parent as a condition precedent to such termination.

     (c) In the event that (i) any person shall have publicly disclosed a proposal regarding an Acquisition Transaction and (ii) following such disclosure, either (x) April 30, 1998 occurs without the Revised Minimum Number being satisfied or the requisite stockholder approval of the Merger being obtained (other than as a result of a material breach hereof by Parent or the Purchaser that has not been cured within the time period set forth in Article VIII of this Agreement) or (y) the Company breaches (prior to the time that the designees of the Purchaser constitute a majority of the Board of Directors of the Company) any of its material obligations hereunder and does not cure such breach within the time period set forth in Article VIII of this Agreement or (z) the Agreement is terminated pursuant to Section 8.01(f)(ii), and (iii) not later than twelve months after any such termination the Company shall have entered into an agreement for an Acquisition Transaction, or an Acquisition Transaction shall have been consummated, then the Company shall promptly, but in no event later than immediately prior to, and as a condition of, entering into such definitive agreement, or, if there is no such definitive agreement then immediately upon consummation of the Acquisition Transaction, pay Parent a Termination Fee of $1,200,000 which amount shall be payable by wire transfer of same day funds to an account designated by the Parent. Notwithstanding anything to the contrary contained herein, in no event shall the Company be obligated to pay more than one Termination Fee in accordance with this Agreement.

     (d) The Company acknowledges that the agreements contained in Section 8.03(b) and (c) are an integral part of the transactions contemplated in this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, Parent and the Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to
Section 8.03(b) and (c), and, in order to obtain such payment, Parent or the Purchaser commences a suit that results in a judgment against the Company for the fee and expenses set forth in Section 8.03(b) and (c), the Company shall pay to Parent its documented out-of-pocket costs and expenses (including attorneys' fees) in connection with such suit. No termination of this Agreement pursuant to
Article VIII or otherwise shall prejudice the ability of a non-breaching party from seeking damages from any other party for any breach of this Agreement, including, without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

     SECTION 8.04 Amendment. Subject to Section 1.03(c), this Agreement may be amended by the Company, Parent and the Purchaser at any time before or after any approval of this Agreement by the Shareholders but, after any such approval, no amendment shall be made which decreases the Merger Price or which adversely affects the rights of the Shareholders hereunder without the requisite affirmative vote of such Shareholders; provided, however, that this Agreement shall not be amended after the time, if ever, that the Purchaser's designees constitute a majority of the Board of Directors of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

     SECTION 8.05 Extension; Waiver. Subject to Section 1.03(c), at any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, it being understood that the other conditions set forth in Annex I may be waived by Parent and the Purchaser without the consent of the Company. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.01 Non-Survival of Representations and Warranties. The representations and warranties made in this Agreement shall not survive beyond the Effective Time.

     SECTION 9.02 Entire Agreement; Assignment.

     (a) This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement is not intended to confer upon any person other than Parent, the Purchaser and the Company any rights or remedies hereunder.

     SECTION 9.03 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

     SECTION 9.04 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

         If to Parent or the Purchaser:
         Voith Sulzer Paper Technology North America Inc.
         2200 N. Roemer Road
         Appleton, Wisconsin 54913
         Attention: Paul Bouthilet
         Fax: (920) 731-7409

         with a copy to:

         Foley & Lardner
         777 East Wisconsin Avenue
         Milwaukee, Wisconsin 53202
         Attention: Ralf R. Boer, Esq.
         Fax: (414) 297-4900

         If to the Company:
         Impact Systems, Inc.
         14600 Winchester Boulevard
         Los Gatos, California 95030
         Attention: Kenneth P. Ostrow
         Fax: (408) 379-0910
         with a copy to:

         Wilson Sonsini Goodrich & Rosati
         650 Page Mill Road
         Palo Alto, California 94306
         Attention: Arthur F. Schneiderman, Esq.
         Fax: (650) 493-6811

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     SECTION 9.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     SECTION 9.06 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE STOCK OPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.06.

     SECTION 9.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 9.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 9.09 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except with respect to Sections 1.03(c), 2.09, 6.07 and 6.10, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 9.10 Certain Definitions. As used in this Agreement:

     (a) the term "affiliate", as applied to any person shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting shares, by contract or otherwise;

     (b) the term "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act); and

     (c) the term "subsidiary" or "subsidiaries" means, with respect to Parent, the Company or any other person, any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 9.11 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY COURT OF THE UNITED STATES OR ANY STATE HAVING JURISDICTION, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY.

                                                                         ANNEX I

     CONDITIONS TO THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares, unless there are validly tendered and not withdrawn prior to the expiration date for the Offer that number of Common Shares which, when added to the Shares owned by the Purchaser, will represent at least 90% of the outstanding Common Shares on a fully diluted basis (after giving pro forma effect to the potential issuance of any Shares issuable under the Stock Option Agreement) on the date of purchase (the "Minimum Condition"); provided, however, that the Minimum Condition must be waived by the Purchaser and the Revised Minimum Number may be substituted therefor as contemplated by Section 1.01(b) of the Merger Agreement. Furthermore, notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares until expiration of all applicable waiting periods under the HSR Act and the satisfaction of conditions under any other applicable Antitrust Laws and the Purchaser may, subject to the terms of the Merger Agreement, amend the Offer or postpone the acceptance for payment of tendered Shares if at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following events (each, an "Event") shall occur:

     (a) any order, preliminary or permanent injunction, decree, judgment or ruling in any suit, action or proceeding is entered that (i) makes illegal or otherwise directly or indirectly restrains or prohibits the acquisition by Parent or the Purchaser of any Shares under the Offer or the making or consummation of the Offer or the Merger, the performance by the Company of any of its material obligations under the Merger Agreement or the Stock Option Agreement or the consummation of any purchase of Shares contemplated by the Merger Agreement, the Stock Option Agreement or related agreements, (ii) prohibits or limits the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the Business or assets of the Company and the Subsidiaries, taken as a whole, or Parent and the Subsidiaries, taken as a whole, or compels the Company or Parent to dispose of or hold separate any material portion of the Business or assets of the Company and the Subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer or the Merger, (iii) imposes material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer or acquired pursuant to the Stock Option Agreement, including, without limitation, the right to vote such Shares on all matters properly presented to the Shareholders or (iv) prohibits Parent or any of its subsidiaries from effectively controlling in any material respect the Business or operation of the Company and the Subsidiaries; or

     (b) any Law is enacted, entered, enforced, promulgated or deemed applicable to the Offer, the Merger or the transactions contemplated by the Stock Option Agreement, or any other action is taken by any Governmental Entity, other than the application to the Offer, the Merger or the transactions contemplated by the Stock Option Agreement of applicable waiting periods under the HSR Act or applicable conditions under other Antitrust Laws that results, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

     (c) (i) the Board of Directors of the Company or any committee thereof withdraws or modifies in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stock Option Agreement or approves or recommends any Acquisition Transaction, or
(ii) the Company enters into any agreement to consummate any Acquisition Transaction; or

     (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect are not true and correct, or any such representations and warranties that are not so qualified are not true and correct in any respect (when taken together with all other failures of such representations and warranties to be true and correct) that would have a Material Adverse Effect on the Company, in each case at the date of the Merger Agreement or at the scheduled expiration of the Offer (as though made as of such date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date); or

     (e) the Merger Agreement shall have been terminated in accordance with its terms; or

     (f) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or the Stock Option Agreement and such breach or failure to perform is not curable or, if curable, is not cured within seven (7) business days after written notice of such breach or failure is given by Parent to the Company; or

     (g) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Germany, (iii) a commencement of a war, armed hostilities or other national or international crisis directly involving the United States or Germany (other than an action involving solely United Nations' personnel or support of United Nations' personnel), or (iv) in the case of any of the events described in the foregoing clauses (i) through (iii) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed, except that the term "Merger Agreement" shall be deemed to refer to the Agreement to which this Annex I is appended.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                          VOITH SULZER PAPER TECHNOLOGY
                                          NORTH AMERICA INC.

                                          By: /s/ R. RAY HALL

                                            ------------------------------------
                                            Name: R. Ray Hall
                                            Title: Executive Vice President

                                          By: /s/ PAUL BOUTHILET

                                            ------------------------------------
                                            Name: Paul Bouthilet
                                            Title: Secretary

                                          VOITH SULZER ACQUISITION CORP.

                                          By: /s/ R. RAY HALL

                                            ------------------------------------
                                            Name: R. Ray Hall
                                            Title: President

                                          By: /s/ PAUL BOUTHILET

                                            ------------------------------------
                                            Name: Paul Bouthilet
                                            Title: Secretary

                                          IMPACT SYSTEMS, INC.

                                          By: /s/ KENNETH P. OSTROW

                                            ------------------------------------
                                            Name: Kenneth P. Ostrow
                                            Title: President

                                          By: /s/ ROBERT M. GORSKI

                                            ------------------------------------
                                            Name: Robert M. Gorski
                                            Title: V.P. Finance and Secretary

                                                                       EXHIBIT 5

                                POWER OF ATTORNEY



The undersigned, ANTONIO CAVO, residing in Genova, Italy , acting in his capacity as Managing Director "A" of Elsag International N.V., a Netherlands corporation with limited liability (the "CORPORATION") with its registered office in Amsterdam, the Netherlands:

Pursuant to the Articles of Association of the Corporation, herewith appoints and authorizes and grants on behalf of the Corporation full power of attorney to:

                                  MARK V. SANTO

                                       AND

                               GEORGE W. HAWK, JR.

with the right of substitution, as attorney-in-fact for the Corporation, to act and to sign on behalf of the Corporation, or in any other way to represent the Corporation in any way conducive to the conclusion of the following:

        Schedule 13D's and ancillary Joint Filing Agreements to be filed with the United States Securities and Exchange Commission with respect to the common stock of Impact Systems, Inc.;

which power of attorney shall be granted with the authority to enter into such other agreements and transactions as may be necessary or useful in connection with the above mentioned agreement or filings.

Executed on December 16, 1997, in Genova, Italy.


BY: /s/Antonio Cavo
   ----------------------------------
        ANTONIO CAVO
        MANAGING DIRECTOR "A"

                                                                       EXHIBIT 6


                                POWER OF ATTORNEY



The undersigned, VINCENZO CANNATELLI, residing in Genova, Italy, acting in his capacity as Managing Director and Chief Executive Officer of Elsag Bailey Process Automation N.V., a Netherlands corporation with limited liability (the "CORPORATION") with its registered office in Amsterdam, the Netherlands:

Pursuant to the Articles of Association of the Corporation, herewith appoints and authorizes and grants on behalf of the Corporation full power of attorney to:

                                  MARK V. SANTO

                                       AND

                               GEORGE W. HAWK, JR.

with the right of substitution, as attorney-in-fact for the Corporation, to act and to sign on behalf of the Corporation, or in any other way to represent the Corporation in any way conducive to the conclusion of the following:

        Schedule 13D's and ancillary Joint Filing Agreements to be filed with the United States Securities and Exchange Commission with respect to the common stock of Impact Systems, Inc.;

which power of attorney shall be granted with the authority to enter into such other agreements and transactions as may be necessary or useful in connection with the above mentioned agreement or filings.

Executed on December 16, 1997, in Genova, Italy.


BY: /s/Vincenzo Cannatelli
   ---------------------------------
        VINCENZO CANNATELLI
        MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER